Exhibit 99.1

KIMBER RESOURCES INC.

AN UPDATED MINERAL RESOURCE

ESTIMATE FOR THE

CARMEN AND VETA MINITAS DEPOSITS,

MONTERDE PROJECT,

GUAZAPARES MUNICIPALITY,

CHIHUAHUA STATE, MEXICO

Date prepared:

December 1, 2009

Authors:

G. H. Giroux, P.Eng.

R. Gowans, P.Eng.

B. T. Hennessey, P.Geo.

J. Byron Richards, P.Eng.

P. H. Maré, P.Geo.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135   Fax (1) (416) 362 5763

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10.0	EXPLORATION		30
10.1		MONTERDE - CARMEN	30
10.2		MONTERDE - VETA MINITAS	30
10.3		MONTERDE - CAROTARE	31
10.4		MONTERDE - ARIMO	31
10.5		MONTERDE - CERRO LA MINA	31
10.6		MONTERDE - EL ORITO	32
10.7		MAPPING	32

11.0	DRILLING		34
11.1		REVERSE CIRCULATION DRILLING	34
11.2		CORE DRILLING	35

12.0	SAMPLING METHOD AND APPROACH		37
12.1		SAMPLING - UNDERGROUND, 1937-1943	37
12.2		SAMPLING - SURFACE AND UNDERGROUND, 1994-1995	37
12.3		SAMPLING - SURFACE AND DRILLING, 1998	37
12.4		SAMPLING - DRILLING, 2000-2001, 2002-2009	37

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		40
13.1		SAMPLE PREPARATION AND ANALYSES	40
13.2		SITE SECURITY AND CHAIN OF CUSTODY	41

14.0	DATA VERIFICATION		42
14.1		SUMMARY COMMENTS	42
14.2		QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM	42
14.3		CHECK ASSAYS	49
14.4		COMPARISON OF REVERSE CIRCULATION AND CORE DRILLING	49
	14.4.1	Burgoyne Study	49
	14.4.2	Giroux Study	49
14.5		DUE DILIGENCE BY THE EXTERNAL QUALIFIED PERSON	50

15.0	ADJACENT PROPERTIES		51

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		52
16.1		MONTERDE – CARMEN	52
	16.1.1	Historic Operations	52
	16.1.2	Column Leach Tests	52
	16.1.3	Flotation, Gravity and Grinding Tests	53
	16.1.4	Leach Characterization Tests	53
16.2		MONTERDE - VETA MINITAS	54
16.3		MONTERDE - CAROTARE	54
16.4		GOLD EQUIVALENCE OF SILVER	55

17.0	MINERAL RESOURCE ESTIMATION		56
17.1		CARMEN DEPOSIT ESTIMATE	56
	17.1.1	Data Analysis	56
	17.1.2	Composites	60
	17.1.3	Variography	61
	17.1.4	Bulk Density	62
	17.1.5	Block Model	62
	17.1.6	Grade Interpolation	63
	17.1.7	Classification	64
	17.1.8	Model Verification	67
17.2		VETA MINITAS DEPOSIT ESTIMATE	68
	17.2.1	Geologic Models	68
	17.2.2	Data Analysis	70
	17.2.3	Composites	71
	17.2.4	Variography	72
	17.2.5	Block Model	72
	17.2.6	Bulk Density	73
	17.2.7	Grade Interpolation	73
	17.2.8	Classification and Results	73

18.0	OTHER RELEVANT DATA AND INFORMATION		76

19.0	INTERPRETATIONS AND CONCLUSIONS		77

20.0	RECOMMENDATIONS		79

21.0	REFERENCES		80

22.0	DATE AND SIGNATURE PAGE		82

23.0	CERTIFICATES		83

APPENDICES

Appendix 1	Listing of Drill Holes used in Carmen Resource Estimate

Appendix 2	Semivariograms for Gold and Silver, Carmen Structure, Cob Structure and Waste

Appendix 3	Listing of Drill Holes from Veta Minitas Deposit

List of Tables

Table 17.22	Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Indicated	75
Table 17.23	Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Inferred	75
Table 19.1	Base Case High Grade Mineral Resource Estimate for Carmen and Veta Minitas Deposits	77
Table 19.2	Base Case Total Mineral Resource Estimate (inclusive of High Grade) for Carmen and Veta Minitas Deposits	78

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List of Figures

1.0 SUMMARY

Micon International Limited (Micon) was commissioned by Kimber Resources Inc. (Kimber or Kimber Resources) to prepare a revised NI 43-101 compliant mineral resource estimate for the Carmen and Veta Minitas deposits at the Monterde project.  The Monterde property is located in Guazapares Municipality, Chihuahua State in Northern Mexico, approximately 260 road kilometres southwest of Chihuahua City.  In the area, within the Sierra Madre Occidental mountain range, is a region long associated with gold and silver mining in Mexico.

Kimber Resources, through its wholly owned Mexican subsidiaries, now has 100% ownership of the Monterde and El Coronel concessions, clear of any royalties or other encumbrances.  The Monterde and El Coronel concessions, plus additional concessions which have been staked, comprise the Monterde property and cover an area of 29,266 hectares, which extends 37 km along the trend of mineralization.

The Monterde property has produced gold and silver from a small underground mine, operating from 1937 to 1944.  The reports indicate that the production was from two sets of underground workings located on adjacent shears and total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver at a cut-off grade of 15.0 g/t gold.  The historic records indicate all of the ore produced was oxide and mining depths were greater than 250 m.

The controls on mineralization of the Carmen and Veta Minitas deposits reflect the regional structural setting of the Sierra Madre Occidental mountain range.  The Monterde mining district, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.

The primary structural control of the Carmen deposit is a northwest striking, northeast dipping shear zone.  Gold and silver mineralization of the Carmen deposit is localised at the intersection of two major structural zones.  Splays branching off the main shear are evident and gold and silver mineralization is present on all of the noted structures.

The Veta Minitas deposit, located 250 m southwest of the Carmen deposit, features structural control dominated by a northwest striking, right lateral shear zone.  This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend.  Gold and silver mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear.

This estimate defines high grade gold-silver mineral resource estimates with estimated metallurgical recoveries, which lie within an overall significantly larger, lower grade mineral resource.  In respect of the Carmen deposit this new mineral resource estimate is based on 587 drill holes and 329 metallurgical tests completed to date.  The mineral resource estimate for the Veta Minitas deposit is based on 64 drill holes and 17 metallurgical tests.  The mineral resource estimates of the Carmen and Veta Minitas deposits have been created after a thorough geological and metallurgical review.

During 2008 and 2009, the principal objectives for the Monterde deposits have been the compilation of all of the geologic data to provide an increased understanding of geological controls for the resource estimates; and the modelling of the distribution of gold and silver recoveries within the deposits.

1.1

MINERAL RESOURCE ESTIMATES

The high grade mineral resource estimates for the Carmen and Veta Minitas deposits are summarized in Table 1.1.

Table 1.1
Base Case High Grade Mineral Resource Estimate for Carmen and Veta Minitas Deposits

(At a 3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	3,660	4.19	165.2	492,900	19,440,700
Indicated Veta Minitas	34	4.80	303.2	5,200	331,500
Total Indicated	3,694	4.19	166.5	498,100	19,772,200
Inferred Carmen	1,921	4.40	94.6	271,800	5,845,000
Inferred Veta Minitas	689	4.69	182.8	103,900	4,050,000
Total Inferred	2,610	4.48	117.9	375,700	9,895,000

The mineral resource estimates for Carmen and Veta Minitas include a high grade mineral resource considered to be potentially amenable to underground mining, and which is surrounded by a lower grade mineral resource halo, some of which may be amenable to open pit mining.

The base case total resource estimate, inclusive of the high grade estimate set out in Table 1.1 above, is shown in Table 1.2.

Table 1.2
Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for Carmen and Veta Minitas Deposits

(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	19,500	1.12	59.0	699,700	36,978,700
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Total Indicated	20,010	1.10	58.4	710,800	37,569,700
Inferred Carmen	10,800	1.09	32.0	381,600	11,155,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Total Inferred	13,500	1.15	39.9	500,800	17,308,400

1.2

METALLURGICAL STUDIES

Based on 329 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified to relate the recovery to location within the deposit and grade for each of silver and gold.  As a result of this extensive metallurgical test work, at a cut-off grade of 3 g/t recoverable gold equivalent, average modelled gold recoveries were estimated as 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was estimated as 72% for indicated mineral resources and 75% for inferred mineral resources.

Based on the analysis of 17 individual metallurgical recovery characterization tests conducted across the Veta Minitas deposit, at a cut-off grade of 3 g/t recoverable gold equivalent, average modelled gold recoveries for Veta Minitas were 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 37% for indicated mineral resources and for inferred mineral resources.

1.3

QUALIFIED PERSONS

The mineral resource estimates were prepared by Mr. Gary Giroux, P.Eng., a senior associate of Micon and the results are effective at November 17, 2009.  This mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 m blocks.  The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Maré, P.Geo, Vice-President Exploration, and the designated Qualified Person (QP) for the Monterde project.  Models of the geology and mineralization of gold and silver at Carmen were reviewed and approved by Mr. B. Terrence Hennessey, P.Geo., of Micon.  The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels, P.Geo., of PEG Mining Consultants Inc.  The gold and silver metallurgical recovery models, for the Carmen and Veta Minitas deposits, used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans, P.Eng., President of Micon.

1.4

RECOMMENDATIONS

It is recommended that a preliminary economic assessment (PEA) be prepared in respect of the Carmen and the Veta Minitas deposits.  The projected budget for the PEA is $100,000 to $160,000.  The PEA is expected to provide guidance for any recommended exploration and development work for the Carmen and Veta Minitas deposits in order to facilitate a pre-feasibility study.

Results from the recent regional exploration and mapping and sampling within a 4 km radius of the Carmen deposit should be carefully reviewed.  A decision should be made as to whether any exploratory drilling should take place where gold–silver mineralization and possible mineralized structures have been identified through surface assay sample results and geological mapping.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Micon International Ltd. (Micon) was commissioned by Kimber Resources Inc. (Kimber) to complete a mineral resource estimate and Technical Report on the Monterde gold project in Chihuahua State, Mexico.  G. H. Giroux, P.Eng., MASc., Senior Associate of Micon has completed this study.

The mineral resource estimates were prepared by Mr. Gary Giroux, P.Eng., a senior associate of Micon and the results are effective at November 17, 2009.  This mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 m blocks.  The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Maré, P.Geo., Vice-President Exploration for Kimber, and the designated Qualified Person (“QP”) for the Monterde project.  Models of the geology and mineralization of gold and silver at Carmen were reviewed and approved by Mr. B. Terrence Hennessey, P.Geo., of Micon.  The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels, P.Geo., of PEG Mining Consultants Inc.  The gold and silver metallurgical recovery models, for the Carmen and Veta Minitas deposits, used to calculate gold and silver recoveries by block and gold equivalent grade by block, were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans, P.Eng., President of Micon.

The Monterde project consists of 34 mineral concessions held by Kimber.  The Monterde gold project has been explored and defined through numerous programs of surface reverse circulation and diamond drilling in the period between 1998 and 2008.  A substantial gold-silver oxide deposit known as the Carmen deposit has been defined.  The Carmen deposit is potentially mineable by open pit and underground methods.  In addition, a smaller nearby deposit known as Veta Minitas has been defined which is also potentially mineable by open pit and underground.

To accomplish this assignment, Mr. Giroux had discussions with Mr. J. B. Richards, P.Eng., a consultant to Kimber Resources, Mr. Gordon Cummings, President and CEO of Kimber, and Mr. Marius Maré, Vice President Exploration for Kimber.  Property site visits were conducted by Gary Giroux during the period September 28 to October 1, 2004, April 23 to 27, 2007 and June 22 to 26, 2009.  The visit permitted review of drilling sites, drill roads, drilling protocol and the quality assurance/quality control procedures, and trenching results on exploration targets.  Mr. Hennessey completed a site visit on June 14 and 15, 2007.  Mr. Gowans visited the project site from September 28, to October 1, 2004.

There have been several previous polygonal mineral resource estimates reported for this project listed in Section 21, References.

All units are in metric and currency values are expressed in Canadian dollars unless otherwise indicated.

Table 2.1
List of Abbreviations

Abbreviation	Term
°	degrees
°C	degrees Celsius
%	percent
mm	millimetres
cm	centimetres
m	metres
km	kilometres
oz	ounces
ppm	parts per million
%	percent
l	litres
ha	hectares
RC	reverse circulation
DD	diamond drill
g	grams
g/t	grams per tonne
t	tonnes
g/l	grams per litre
US$	United States dollars
$	Canadian dollars
ml	millilitres

3.0 RELIANCE ON OTHER EXPERTS

An informal review of mineral title, ownership, and the now-exercised options that Kimber, through its wholly owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V., has with the current owners of the Monterde and El Coronel mineral concessions was completed by Burgoyne (2004).  However, there has been no formal legal mineral title and ownership review as this is outside the expertise of Micon.  The Section 4.0 Property Description information was obtained from the Burgoyne (2004) report and updated; this in turn was prepared by the legal department of Kimber.  Kimber provided the information on environmental liability in Section 4.0 and those of Surface Rights in Section 4.3.  Micon disclaims responsibility for such information in these aforementioned sections.

This report is intended to be used by Kimber subject to the terms and conditions of its contract with Micon.  That contract permits Kimber to file this report as an NI 43-101 Technical Report with the Canadian Securities Regulatory Authorities pursuant to provincial securities legislation.  Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report is based on an extensive technical review and discussion of information that was available.  This report is believed to be correct at the time of preparation.  It is believed that the information contained herein will be reliable under the conditions and subject to the limitations herein.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Monterde project is located in Guazapares Municipality in the Sierra Madre Mountains of southwestern Chihuahua State approximately 260 road kilometres southwest of Chihuahua, Mexico and approximately 35 km from San Rafael.  The property is 70 km northwest of Francisco Gold’s El Sauzal project and 70 km southeast of the past producing Ocampo mining district.  See Figures 4.1, 4.2 and 4.3.  The mineral concessions comprising the property are located between Universal Transverse Mercator co-ordinates 781000 to 811000 east 3035000 to 3060000 north.

Figure 4.1
Regional Location Map

The property consists of the Monterde concessions, the El Coronel concessions and the staked concessions and totals 34 mineral concessions described in Table 4.1 and located as shown in Figures 4.3 and 4.4.  Kimber controlled land totals 29,266 ha.

Kimber is not aware of any environmental problems or environmental liabilities that affect the property.  An environmental review was completed over the district, on behalf of the state government, that enabled the land status to revert from forestry to mineral exploration as given in Trejo Dominguez (1999) and Dias Nieves (1999).  It should be noted that the mineralizing system at Monterde is of low sulphide content, as only trace amounts have been observed in hand specimens, and thus do not provide the opportunity for acid water generation.  There are a dozen or more unfenced open shafts, raises, open adits, and caved adits on the Carmen (the old Monterde mine), Veta Minitas and Carotare deposits, which can be up to several metres in depth.  The existing excavated waste material has, for the most part, been overgrown by native vegetation.

Permitting for reverse circulation and core drilling is in place to the end of 2009 for all of the active exploration areas, Carmen, Carotare and Veta Minitas.

4.1

MONTERDE CONCESSIONS

The Monterde concessions are divided into four groups, all of which are owned 100% by Kimber as of August 9, 2005, the final semi-annual payments having been made on that date.  The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4.1.

Figure 4.2
Location Map

Figure 4.3
Concessions Map

Figure 4.4
Land Status – Core Concessions

Ejido Occobiachi
Ejido Monterde
3,059,000 N
3,052,000 N
791,000 E
13a
13b
13c
13d
13e
13f
13g
7
9
14
15
16
17
18
19
20
21
23
24

KEY:

STAKED MINERAL CONCESSIONS
- 7 - DAKOTA
- 8 - STRATUS
- 9 - RUBIA
- 10 - RUBIA FRACTION-1
- 11 - RUBIA FRACTION-2
- 12a - LOS ABUELOS FRAC OESTE
- 12b - LOS ABUELOS FRAC ESTE
- 13a -c - RUBIA 2,3&4
- 13d - RUBIA 2 FRACCION 2
- 13e-g RUBIA 5 FRACCION 1,2&3

EL CORONEL MINERAL CONCESSION
- 14 - LA MALINCHE
- 15 - LA FLOR DE ORO
- 16 - MONTANA DE ORO
- 17 - LA BONANZA
- 18 - VENADITO II
- 19 - BOLA DE ORO
- 20 - SAN CRISTOBAL
- 21 - MERLIN
- 22 - EL CARMEN
- 23 - LA VERDE
- 24 - LA MORENA

MONTERDE MINERAL CONCESSION
- 1 - LOS HILOS
- 2 - MONTE VERDE
- 3 - EL CARMEN
- 4 - EL CARMEN II
- 5a-d - A. DE GUAZAPARES
- 6 - AMPLIACION GUADALUPE

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 2

May 2006

Modified from Hitchborn and Richards, 2003

4.2

EL CORONEL CONCESSIONS

The El Coronel concessions comprise 11 concessions.  The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4.1.  By an exploration and option to purchase agreement dated August 14, 2001 Compañía Minera El Coronel, S.A. de C.V. (El Coronel) granted to Minera Monterde the exclusive exploration rights and option to purchase the El Coronel concessions for the period ending August 14, 2006.  By Sale and Purchase of Mining Concessions Agreement dated September 8, 2003, Minera Monterde acquired title to the El Coronel concessions, subject to reconveyance in the event of a failure to make the remaining purchase payments, the last of which, US$383,000 was paid on August 14, 2006.

4.3

STAKED CONCESSIONS

The Staked concessions consist of 14 mineral concessions that were staked for and are owned 100% by Minera Monterde.  The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4.1.

Table 4.1
Monterde Property Listing of Concessions

Monterde Concessions

Concession	Title	Title	Nature of	Area in	Expiry Date
Name	Number	Type	Ownership	Hectares	(mo/day/year)
Group 1 Concessions
Monte Verde	209794	Exploitation	(B)	26.0000	08/08/2049
Los Hilos	209793	Exploitation	(B)	6.0000	08/08/2049
El Carmen	210811	Exploitation	(B)	11.0000	11/29/2049
El Carmen II	209795	Exploitation	(B)	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	Exploitation	(B)	20.0000	10/30/2050
Anexas de Guazapares	212552	Exploitation	(B)	18.8947	10/30/2050
Anexas de Guazapares	212542	Exploitation	(B)	9.7535	10/30/2050

Group 3 Concessions
Anexas de Guazapares	112692	Exploitation	(B)	90.0000	04/08/2011

Group 4 Concessions
Ampliacion Guadalupe	226011	Exploitation	(B)	59.0799	11/14/2055

El Coronel Concessions

La Bonanza	192039	Exploitation	(A)	98.2751	12/18/2041
Montaña de Oro	205334	Exploitation	(A)	183.0045	08/07/2047
La Verde	217341	Exploitation	(A)	195.0000	07/01/2052
La Flor de Oro	217342	Exploitation	(A)	148.1485	07/01/2052
San Cristóbal	217344	Exploitation	(A)	196.1159	07/01/2052
El Carmen[1]	217345	Exploitation	(A)	10.8835	07/01/2052

Merlin	217346	Exploitation	(A)	3.9176	07/01/2052
La Morena	217348	Exploitation	(A)	53.5533	07/01/2052
La Malinche	217347	Exploitation	(A)	248.1107	07/01/2052
Bola de Oro	216991	Exploitation	(A)	100.6203	06/04/2052
Venadito II	217349	Exploitation	(A)	167.8195	07/01/2052

Staked Concessions

Stratus	219869	Exploration	(B)	45.1100	04/24/2053
Dakota	219107	Exploration	(B)	74.2600	02/06/2053
Rubia	223447	Exploration	(B)	780.4720	01/10/2055
Rubia Fraccion 1 223448		Exploration	(B)	23.4900	01/10/2055
Rubia Fraccion 2 223449		Exploration	(B)	0.4950	01/10/2055
Los Abuelos Frac Oeste	218532	Exploration	(B)	0.9416	11/21/2052
Los Abuelos Frac Este	218533	Exploration	(B)	0.1974	11/21/2052
Rubia 2	226555	Exploration	(B)	1,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	Exploration	(B)	1.0214	01/26/2056
Rubia 3	226371	Exploration	(B)	5,258.0241	01/12/2056
Rubia 4	226372	Exploration	(B)	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	Exploration	(B)	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	Exploration	(B)	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	Exploration	(B)	35.2419	01/25/2056
		Total Area:		9,266.4096	hectares

Notes:

1 Claim #217345 (El Carmen) is a separate concession from claim #210811 (El Carmen) under the Group 1 heading.

Nature of Ownership:

(A)

Minera Monterde is the registered owner of these concessions subject to reconveyance upon failure to make the payments due in 2006.

(B)

Minera Monterde is, or will be upon completion of registration, the registered owner of 100% interest these concessions.

4.4

MONTERDE SURFACE RIGHTS

The land area encompassing the Monterde property is subject to ejido-controlled surface rights.  Surface rights to the land required for mine development of the Group 1, Group 2, Group 3 and Group 4 concessions belong to the Ejido Monterde.

The ejido system is a system where rural communities collectively own the surface rights to agricultural lands, which have been acquired from the federal government for the purposes of agricultural development and/or cattle ranching.  Based on the Agrarian Law of 1992, an ejido has the right to lease the property under its control and, in some cases, may sell the land.

Residents of the community may belong to the ejido.  However, only one delegate per household can belong to the Asamblea de Ejidatarios, the governing body of the ejido.

An agreement is in place, the “Ejido” agreement, between Minera Monterde and the local community with respect to the right for total access and undertaking of all activities and surveys during exploration, mine development, and mine production on the concessions on the Ejido Monterde, on which all resources are located.  A similar agreement has been reached, subject to formalization, with the adjacent Ejido Ocobiachi to cover use of their lands during exploration, mine development and mine production and to cover the eventuality of any resource expansion and lands required for development purposes.  The respective ejido boundaries are shown on Figure 4.3.

By agreement dated July 13, 2003 (an Ocupación Temporal), as amended from time to time, between Minera Monterde and the Ejido Monterde the right to use and occupy land under the control of the Ejido Monterde for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production.  The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico.  The areas to be used for exploration and mining presently covers a total of 11,007 ha of land.

By agreement dated May 7, 2006 (an Ocupación Temporal) between Minera Monterde and the Ejido Ocobiachi the right to use and occupy land under the control of the Ejido Ocobiachi for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production.  The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico.  Prior to that, Minera Monterde has the obligation to provide community services to the ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than US$40,000 per year.  The areas to be used for exploration and mining presently cover a total of 2,184 ha of land.  Procedural omissions in the manner in which of the Ejido called the meeting to approve the May 7, 2006 agreement necessitate the calling of a new meeting and the ratification of the existing agreement or the approval of a new agreement.  The meeting for this purpose has not yet been called.

The respective ejido boundaries are shown on Figure 4.3.

An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use.  The Agreements have been accepted and registered in the Registro Agrario Nacional, the government land registry.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

ACCESS

Access to the Monterde project is via paved and gravel roads, approximately 260 km from Chihuahua City, Chihuahua State, Mexico.  Travel from Chihuahua City is via state Route 16 to La Junta, turn south at La Junta to San Pedro, south from San Pedro to Creel.  From Creel, take the paved Divisadero Highway to San Rafael.  Through the town of San, Rafael, population 1,200, travel 11 km on a good gravel road to the Temoris Junction.  At the junction, turn right or northwest; continue on this gravel road for approximately 20 km to an old wooden sign, turn left at the sign off the main road.  Travel 6 km to the site.

There is excellent road access within the property, particularly in the area of defined mineral resource and its projected extensions.

The Chihuahua el Pacífico Railway, completed in 1962 and linking Los Mochis on the Pacific coast with Chihuahua, passes through San Rafael 35 km from the project.

Creel, with a population of 3,200, is the closest main city having a full service infrastructure base.  Creel is approximately a 2½-hour automobile drive east-northeast from the Monterde project.

5.2

PHYSIOGRAPHY

Elevations in the Monterde district range from 2,000 m to over 2,400 m.  Topography is locally steep, with a relatively high density of canyons and watercourses.  Numerous annual streams traverse the area.  Topography, although locally steep, is quite accessible by local property roads and is amenable for year round exploration and development.

5.3

FLORA AND FAUNA

The Monterde area is forested with a variety of conifers of which the predominant species is Ponderosa pine.  Arbutus or madrone sp. is locally seen.  Other tree species include oak, alder and various poplars.  Shrubs include manzanita, magnolias, wild rose and numerous additional plants.  Two plant types of limited distribution are maguey sp. and cacti, noted at scattered locales.

Fauna in the area includes black-tailed jackrabbits, cottontail rabbits, mice, white-tailed deer, and possibly mule deer.  Cougars, bobcats and ubiquitous coyote represent the carnivorous animals.  Reptiles include rattlesnakes, king snakes and bull snakes and corn snakes.  Lizards exist in abundance.

5.4

CLIMATE

The climate is marked by dry, cold winters and a distinct rainy season.  During the winter, Monterde receives snow to depths of one metre on occasion.  Most of the snow falls from December to mid-February.  Temperature during the winter is variable, daytime highs may reach 0oC to 20oC, morning lows range between -20oC and 5oC.  Temperatures during the summer, or rainy season, are moderate and range from 10oC to 20oC.

The rainy season typically begins in May or June and continues until late September to October.  Roads are passable and exploration can be done throughout the rainy season.  The amount of rainfall received and the frequency of storms is dependent on the severity of the hurricane season in the eastern Pacific Ocean.  The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental.  Spring and fall are generally cool and mild.

5.5

ACCESS RIGHTS AND INFRASTRUCTURE

Kimber has made an agreement with the local community and surface land holders with respect to the right to access in respect to the undertaking of all types of exploration, development, and mining on the concessions.  The writer did not note any houses or buildings over the known resource area.

Numerous annual streams are present and water supply should not be a problem.  As indicated above, Creel is the main city for supply and infrastructure in the area.  Between Creel and other small towns, including San Rafael, the procurement of adequate mining personnel should not present a problem.

There is a major electrical power line that was constructed in 2000, about 30 km due south of the Monterde project.  This power line is apparently a major high voltage line that is being constructed east - west through Chihuahua State to service rural communities and will eventually end up on the Pacific coast of Mexico.  A power line was constructed from San Rafael to the Palmarejo mine of Coeur d’Alene Mines Corporation in 2008 and passes within 8 km of the Monterde property.  A low tension power line is in the process of being constructed that will bring electrical power to the community of Monterde, among others.

A modern standard gauge rail line, the Chihuahua el Pacífico Railway, is located some 30 road-kilometres from the Monterde project.  This rail line links the city of Chihuahua to numerous communities through the Sierra Madre Mountains and to Los Mochis on the Pacific Ocean.  The railway was completed in 1962.  The line, which was previously a government-owned operation, is now operated by Ferrocarril Mexicano, a private rail operator in Mexico.  Rail car capacity is stated to be 120 t between Los Mochis and Creel, slightly higher between Creel and Chihuahua.

6.0 HISTORY

6.1

HISTORIC MINE PRODUCTION

Historic production of gold and silver ores from the Monterde underground mine was underway during the period 1937 to 1944.  Total ore production was 68,000 t grading 19.29 g/t gold and 311.5 g/t silver.  The mining cut off was 15.0 g/t gold.  All of the ore produced was oxide in nature.  Historic mining depths were greater than 250 m vertical.  Production was from two underground mines located on two separate shears, the Carmen and Los Hilos, separated by an east-west distance of 150 m.

The larger of the two mines is centred on the Carmen Shear.  Production was accessed from three main levels with stopes on four high-grade ore shoots.  The stoped areas vary in strike length from 30 m to over 90 m.  Down dip extent of the stopes ranges from 60 m in the Number 2 “ore body” to over 250 m in the Number 3 “ore body”.  The average stope width was 2 m, although drilling has encountered stopes as wide as 6 m true width.  The smaller mine is located on the Los Hilos Shear.  The Los Hilos mine was stoped along a strike length of 45 m, no down dip extent is given.  Stope widths on the Los Hilos Shear averaged 2 m wide.

The ore was processed in a 25 ton per day mill consisting of a primary jaw crusher, secondary crusher of unknown type and a ball mill.  Gold and silver were extracted through cyanidation.  The recovery method of the precious metals from the cyanide solution is unknown.  Based on the historic production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85% to 90%.  The historic silver recovery is estimated at 65% to 70%.

The Monterde Mine shut down in June 1944.  Minor production of 1,810 tons was credited from July 1944 to October 16, 1944.  Historic data states that the mine shut down due to a variety of factors, not including lack of ore.  The mine struggled with the difficulty of obtaining spare parts for mills, drills, hoists, and other key mining components.  The absence of working capital hindered improvement and repairs of the mine and mill complex.  All of the mining effort was directed at production and maintaining cash flow, resources and reserves were not replaced.  Clarence King, the operating mine manager, in 1943 estimated that one single “reserve block”, the Number 4, located on and adjacent to the existing mine levels contained 700,000 t grading 6 g/t gold and 75 g/t silver.  This block was well below the mine’s cut-off grade of 15 g/t gold.  The estimated tonnage and grade of this block was based on sampling of the adjacent drift and stope backs and ribs and, at the time, could have been classified as an indicated resource.  The block has dimensions of 85 m dip length, 150 m strike and 30 m wide.  This historic “reserve block” estimated by King does not meet current CIMM mineral resource/mineral reserve standards.  Since these estimates were prepared before the introduction of NI 43-101, they should be treated as historical estimates only.  Investors are cautioned that recent independent verification has not been completed and Kimber has not completed sufficient work to independently verify the historical resource and reserve estimates.  Kimber is not treating the historical estimates as NI 43-101 defined resources and reserves verified by a qualified person and the historical estimates should not be relied upon.

6.2

EXPLORATION 1994 THROUGH 1999

Modern exploration of the Monterde Mine began in 1994 when Pandora Industries Inc. of Vancouver, B. C., optioned the property.  Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, B. C. and commenced surface exploration of the Monterde district.  The joint venture mapped and sampled the area of the Carmen and Los Hilos Shears.  Reconnaissance geological mapping was conducted at a scale of 1:5000.  Surface sampling included hand dug trenches over the two shear zones with sampling at 3-m intervals perpendicular to their strike.  The trench spacing was a nominal 50 m.  Minor sampling was completed underground.  The results from this program were encouraging and prompted the project geologist, Mr. Harold Jones, P.Eng., to recommend a drilling program targeted at the historic underground mine.  Pandora Industries spent in the order of US$100,000.

The joint venture was dissolved in 1996 prior to initiation of a drill program.  Pandora Industries Inc. withdrew from the joint venture to pursue opportunities in Indonesia.  The property lay dormant until June 1998 when Golden Treasure Explorations Inc. of Vancouver, B. C., optioned it.  A summer 1998-work program, under the direction of Mr. Alan Hitchborn, B.Sc., was initiated by Golden Treasure consisting of mapping at 1:5000 and rock chip sampling.  Two Brunton and chain maps were completed, one on the Carmen-Los Hilos area and the other over portions of the Veta Minitas basin target area at a scale of 1:2500.

Results of the summer program were positive and a recommendation for drilling was the outcome.  By late October, 1998, drilling permits were in place and the local community property owners group, the Monterde Ejido, had signed an exploration access agreement.  Drill road and pad construction was started in mid-November and reverse circulation drilling commenced in early December.  Approximately 760 m of drilling in eight drill holes were completed by Tonto Drilling, out of Hermosillo, Mexico, by mid-December, 1998.  Four holes were targeted at the footwall structure of the Carmen Shear Zone and four holes were directed at the Los Hilos Shear.  Two of the holes drilled at Carmen did not reach the target due to poor ground conditions and an inexperienced driller.  This drill program was the first carried out on the Monterde property.

Assay results were favourable and encouraging and a recommendation to drill additional holes was the program outcome.  However, for reasons related to market conditions, Golden Treasure did not have the financial resources to continue exploration of the property.  Golden Treasure spent in the order of US$250,000.  In late summer 1999, Golden Treasure defaulted on the property option agreement with the Mexican property vendors and relinquished control of the Monterde property.

In the fall of 1999 Kimber began negotiations with the owners of the Monterde concessions.  Option agreements between Minera Monterde and the owners were signed in February, 2000.

6.3

KIMBER RESOURCES INC.

Kimber Resources began exploration at the Carmen deposit in November, 2000 after a financing and the acquisition of all permits and agreements.  Exploration has been almost continuous between 2000 and 2009.  To date, Kimber has drilled 620 reverse circulation holes for 129,269 m and 166 core holes for a total of 42,253 m.  The majority of the drilling was centred on Carmen but significant drilling was carried out on the satellite deposits of Veta Minitas, Carotare, El Orito and de Nada, as well as several geotechnical holes and water wells.

Drilling at Carmen was undertaken at approximately 25-m centres and has defined the host structure over a strike length of greater than 600 m.  Additional subsidiary, mineralized structures have been defined including Hilos, Cob and Splay 1, among others.

Most of the geological work was under the supervision of Mr. Alan Hitchborn and Mr. Robert Longe until November, 2007 when responsibility was transferred to Mr. Marius Maré.  Table 6.1 summarizes the drilling statistics on the Monterde property.

Table 6.1
Monterde Property Drilling Statistics

Location	RC Drilling		Core Drilling
	Metres	Drill Holes	Metres	Drill Holes
Carmen	99,035	467	31,452	121
Carmen geotechnical			1,472	7
Carotare	14,441	68	3,768	17
Veta Minitas	10,702	53	2,687	8
De Nada	420	2
Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells	1206	14
Total	129,269	620	42,253	166

7.0 GEOLOGICAL SETTING

7.1

REGIONAL GEOLOGY

The Sierra Madre Occidental mountain range is a region of northwest-trending volcanic-intrusive centres and scattered calderas approximately 1,250 km long and 250 km wide, Tertiary to Late Cretaceous in age.  The geology is notable for the great thickness of pyroclastics ranging in size from dust to boulder tuffs on an andesite basal unit, all on a basement of Jurassic marine sediments.  The Sierra Madre Occidental mountain range is recognized as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults.  On the west the Sierra Madre is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform.

Three crudely defined stratigraphic units comprise the lithologic sequences.  The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence (LVS), approximately 1,000 m thick.  At the base of the LVS, the lithologies are predominately andesite flows and hypabyssal porphyry intrusives.  The LVS is unconformably overlain by a thick series of latitic tuffs, the Upper Volcanic Sequence (UVS).  These units are Tertiary, possibly Oligocene in age.

7.2

PROPERTY GEOLOGY

The Monterde mining district, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.

The mineralization is hosted by Neogene volcanic sequences belonging to the Upper Volcanic Supergroup of the large Sierra Madre Occidental volcanic province, considered one of the largest silicic provinces worldwide.  The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks.  Co-magmatic intrusive rocks are present and are variably altered.

The volcanic complex is localized at the intersection of two regional-scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement.  At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work and iron oxides.  Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being that no gold-silver mineralization has been encountered in the propylitic and silicic alteration styles.  The mapped alteration assemblages and quartz vein morphology suggest that the Carmen deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrate low values for arsenic and antimony.

The Carmen deposit is oxidized to at least 300 m vertical depth.  Figure 7.1 presents the generalized geologic map of the Monterde district.  Figure 7.2 is a geological cross section through the Carmen deposit and adjacent area.  And Figure 7.3 is a stratigraphic column for the Carmen area.

7.3

LITHOLOGY

The volcanic complex that hosts the Monterde district is composite in nature.  The geology of the Carmen deposit is largely defined by the emplacement and cooling of two lava dome structures which constitute most of Telegraph Hill and Veta Minitas Hill to the north and west of the Carmen deposit.  The various lithological units exposed within the deposits suggest that the dome structures developed in at least two different episodes of magmatism, one early in the evolution of the domes and a later episode possibly related to magma recharge.  The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks.

Figure 7.3 presents the volcanic-intrusive stratigraphy of the Monterde district.  Discussion of the compositional classification of the following lithologies is based on hand sample description and petrographic studies.

7.3.1

Intermediate Rocks

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks.  Phenocryst content consists of plagioclase euhedra, and well-formed hornblende phenocrysts.  The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered.  Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and, perhaps, minor tuffaceous rocks.

Outcrops of the andesitic lithologies are mapped south and west of the deposit area.  The rocks rarely occur completely fresh, most outcrops exhibit some propylitic alteration.  Supergene argillization is present in some outcrops.  Supergene argillic alteration is the result of oxidation of pyrite which was emplaced with the propylitic alteration event.  Sparse quartz veins are also noted in some areas.  No sampling has been conducted on these exposures.

Figure 7.1
Monterde District Geology and Mineralization

LEGEND
Measured and Indicated
3056000
3055000
786000
787000
788000
Pandora
Carotaro
El Orito Norte
El Orito
Dome Fault
Los Hilos
Carmen
Copos
Cob
Las Minitas
Dome
Kimber Resources Inc.
MONTERDE PROJECT
MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION
FIGURE 7.1
May 2007

Figure 7.2
Carmen Structure Cross-Section 42

0
100
200
300
400
500
600
700
800
900
2,400
2,300
2,200
2,100
2,000
1,900
1,800
Post Mineralization Flows and Dikes
FQ1
UAnd
Pre-Mineralization Pyroclastics, Flows
W_T
FQ2
DIKES
L/And
Tunnel
Mineralization
STRUCTURE
KIMBER RESOURCES INC
CARMEN STRUCTURE
CROSS SECTION 42
Figure 7.2
April 2009

Figure 7.3
Carmen Stratigraphic Column

CARMEN STRATIGRAPHIC COLUMN

OBS - Obsidian Dikes and Plugs
WLT
Welded Lithic Tuff
TBX
Breccia Tuff
FTU
Fragmental Lithic Tuff
PQ
Quartz Feldespar
Porphyry
FTU
TXTL
Cystal Lithic Tuff
TXTL
PPB
Plagioclase Biotite
Porphyry
AND
Andesite
AND
AND

Minera Monterde

Stratigraphic Column

Figure 7

7.3.2

Tuffaceous Rocks - TxTL, Tbx, FTU, FTUa, WLT

Overlying the basement andesite is a series of three tuffaceous lithologies.  The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable.  Measured dips on the tuffs are gentle, 5 to 10os southeast.  This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde district.

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff (TxTL).  The lithic tuff contains fragments of the parent tuff lithology and fragments of the underlying andesitic lithologies.  Phenocryst mineralogy suggests a latite composition for these tuffs.  Phenocrysts consist of plagioclase, sanidine, quartz and occasional biotite.  In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration.  The groundmass is generally fine to medium-grained.  Where welding is more pronounced, the groundmass exhibits eutaxitic texture.  The andesitic lithic component of this unit is deemed fine-grained.  Most lithic fragments are smaller than 2.5 cm in the largest dimension.

The next unit in the tuff series is a coarse grained lithic tuff (Tbx).  The designation, ‘coarse grained’ is derived from the larger size of the andesite lithic fragments present in the unit.  The andesite lithic fragments range in largest dimension from less than 2.5 cm to over 2 m.  At some mapped localities, the amount of andesite lithic component present in the tuff gives the rock the appearance of agglomerate.  The coarse grained lithic tuff has the same phenocryst composition as the fine-grained lower tuff unit and would be termed a latite on this basis.  The degree of welding present is mostly moderate to slight.

Overlying and intruding the Tbx are non-welded fragmental tuffs and associated flow-banded dykes (FTU).  The flow-banded dykes are seen in outcrop to grade into the fragmental tuffaceous rocks (FTUa).  The fragmental unit is tan to white.  Phenocryst content suggests a latite composition.

Capping the coarse grained lithic tuff is a welded tuff (WLT) that displays distinct eutaxitic textures.  This unit has the same phenocryst composition as the two underlying tuff units.  Minor andesite fragments are present in the unit.

7.3.3

Quartz Feldspar Intrusive, Plagioclase Biotite Intrusive - Pre-mineralization – Pfq, Ppb

Outcrop of pre-mineralization feldspar quartz porphyry (Pfq) intrusive is present west and northwest of the Carmen deposit.  This lithology occurs as plugs and dikes intruding the tuffaceous lithologies.  Phenocryst content is composed of plagioclase, quartz, sparse sanidine and minor biotite.  The groundmass is aphanitic.  Based on phenocryst mineralogy, the interpretation is that this intrusive lithology is co-magmatic with the tuffaceous rocks.

Plagioclase biotite intrusive (Ppb) crops out northeast of the Carmen deposit.  The phenocryst mineralogy is predominately plagioclase and biotite with sparse quartz phenocrysts.  Outcrop occurrence is as small plugs and dykes.  This intrusive phase is interpreted as comagmatic with the tuffaceous rocks.

The pre-mineralization intrusives are variably altered.  The most notable alteration style is hematization of the groundmass.  Sericite is seen to replace plagioclase phenocrysts on occasion.  In drill holes, these rocks are pervasively altered showing quartz vein stock works, intense argillic alteration, extensive iron oxides and host gold and silver values.

7.3.4

Obsidian – Obs

Obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen deposit.  The obsidian dikes are plainly post mineralization as drill holes, which cut the obsidian contain no gold and alteration is lacking.

7.4

STRUCTURE

The controls on mineralization of the Carmen deposit reflect the regional structural setting of the Sierra Madre Occidental mountain range.  The Sierra Madre Occidental is comprised of numerous caldera complexes, composite volcanic centres and vast ignimbrite fields.  The eruptive centres of these volcanic and intrusive features were generally emplaced at areas of dilation on regional northwest trending structural zones, or at intersections of the northwest features and associated northeast trending structural zones.

The Monterde district is located at a structural intersection.  Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast.  These features have been ‘ground truthed’ via mapping at 1:5000 scale.  At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings.  The Landsat image is too large to be included in this report.  It is retained in the Kimber Resources office.

Primary structural control of the Carmen deposit is a northwest-striking, southeast-dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half-graben.  The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization.  Gold-silver mineralization is present on all of the noted structures.

Several parallel northwest trending structures that are now included in the Carmen deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, Cob and Cocos.  The Los Hilos vein system comprises a series of thin quartz veinlets oriented northwest-southeast and dipping near vertical.  The Los Hilos vein system is less continuous than Carmen and can be traced for more than 300 m.  Los Hilos is characterized by a 2-m wide silicified zone bordered on both sides by argillic alteration.  Veinlets of sericite, clay minerals and green quartz parallel the main silicified zone and diminish away from the main zone.  Further to the east, occurs the Cob fault which is defined by well-developed fault planes associated with strong oxidation and argillization that can be traced for more than 300 m.

As a generalization, the mineralized structures parallel the Carmen trend, approximately 290-295o, and dip steeply northerly from 69-85°, and the splays trend 342 to 348°, dipping steeply to the east.  These shears are well documented by surface and underground mapping and contain several parallel vein structures containing gold-silver mineralization.

The Veta Minitas deposit, located 250 m southwest of Carmen deposit, features structural control dominated by a northwest striking, right lateral shear zone.  This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend.  Mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear.

The Carotare zone of mineralization, located 2 km west of the Carmen deposit, is controlled by a westerly to northwesterly trending shear zone.

8.0 DEPOSIT TYPE

Based on the host lithologies and mapped alteration assemblages, the Monterde property is classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver deposit.  The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime.  Compared to other deposits hosted in similar geologic settings, the Carmen deposit could have greater than 500 m of down dip extent.

9.0 MINERALIZATION AND ALTERATION

The mapped alteration styles of the Monterde area characterize it as a low sulphidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event.  The early base metal event is marked by spatially limited occurrences of white to clear, massive ‘bull quartz’ with low gold and silver assays.  The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stock work alteration assemblage.

The areas of alteration define zones of potential economic gold-silver mineralization including the Carmen, Veta Minitas, and Carotare deposits.

The following discussion is based on hand sample petrology (Hitchborn and Richards 2001) as well as thin section and polished thin section petrography (Quirt and Shewfelt, 2005, Northcote, 2002, and McLeod 2003).  The presence of phyllic alteration, capped by argillic alteration and crosscut by multiple silica events, suggests alteration patterns comparable to alteration zoning seen in other low sulphidation, epithermal gold-silver districts.

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Veta Minitas Shear Zones.  Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies.  Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents.  Propylitic alteration does not host gold and silver mineralization.

Silicification or silica replacement occurs in two contexts of economic significance: large areas of white to light-grey pervasive silica flooding that forms resistant cliff-like outcrops, and is generally unmineralized, and more structurally localized silicification and quartz veining that is found in the mineralized structures.

Two styles of phyllic alteration are mapped in the target areas.  One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Veta Minitas shear zones.  This style of phyllic alteration, which manifests as sericite replacement of phenocryst plagioclase, may be related to the lead-zinc mineralization.  Phyllic alteration also occurs as cross-cutting, fracture-controlled coatings of mixed sericite-illite.  This implies that two separate phyllic events are present.  Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling.  These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement.  Hematite occurrence is noted as fracture fillings, stains, and disseminated.  Rock chip sampling and drilling establishes that silica hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive.  Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay.  Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite.  Hematite is defined as dark red stain or coating on rock surfaces and pervasively, identified by a red streak on a porcelain plate.  Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides.  Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias.  The goethite and hematite amounts range from sparse to pervasive.  Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low.  Gold is not associated with massive (i.e. not brecciated) silicification.

No visible gold is seen in hand specimens but has been observed in polished sections in 1 to 5 micron particles as noted in Northcote (2002), and as electrum McLeod (2003).  Silver has been seen as 30-40 micron rounded masses of acanthite (low temperature argentite) within the volcanic matrix, and as silver sulphosalts in micron-sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite) usually associated with silica encapsulation.  There is no known placer gold associated with the Monterde district.

10.0 EXPLORATION

There has been considerable work carried out on the Monterde property and in particular on the three principal areas being Carmen, Veta Minitas and Carotare.  Kimber has conducted, among other geologic and engineering procedures, surface sampling, mapping and several exploratory drill programs.  The surface sampling and mapping show geologic formations that indicate the presence of gold and silver mineralization.  Kimber’s exploratory drilling program has provided good results for gold and silver mineralization in potentially large areas.  Based on these procedures, Kimber believes that there is sufficient gold and silver contained at Carmen, Veta Minitas and Carotare to justify further exploration.  Details on each deposit are listed below.

10.1

MONTERDE - CARMEN

A total of 595 drill holes totalling 131,959 m have been drilled on the Carmen deposit to date (see Table 6.1).

During April, 2008 a diamond drill rig capable of drilling to depths in excess of 800 m was mobilized to the Monterde property.  A total of 18 holes were completed between April and July, 2008 including two holes for grade comparison with previous reverse circulation drill holes.  A total of 8,023 m of core was drilled at Carmen between April and July, 2008.  The principal objective of the drilling was to test for the down dip continuity of mineralization at Carmen.

The results of a number of the holes drilled in the 2008 program at Carmen showed that high-grade gold-silver mineralization was intercepted on certain sections at considerably greater depths than previously drilled.  Full details of all significant drill results can be seen in the Kimber press releases issued between June and September, 2008.

Since the completion and disclosure of Kimber’s NI 43-101 compliant mineral resource estimate for Carmen in July, 2006, the company has drilled an additional 18 core holes and 125 reverse circulation drill holes on the Carmen deposit.  In addition, 121 previously drilled, non-geotechnical core holes have been added to the resource database.  During 2008 and 2009 the principal focus on the Carmen deposit has been the compilation of  all geologic data to better understand the geological controls for preparation of resource estimates and on the distribution of high and low recovery zones for silver within the deposit.  This work along with all drill data is the basis for the revised mineral resource estimate for the Carmen zone.

10.2

MONTERDE - VETA MINITAS

Veta Minitas is located approximately 250 m south-west of the Carmen gold-silver deposit on the Monterde property.  The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks, with minor andesite flows, the same package of rocks hosting the Carmen deposit.  The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package, and is characterized by strong oxidation and silicification.  The mineralization occurs in two main zones, known as Central and East.

To date, 13,389 m and 61 holes have been drilled on Veta Minitas.  The two diamond drill holes drilled in July 2008, for a total of 936 m, were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes.  The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface.  The results of the 2008 drilling, in addition to those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth.  A drill program is being considered to test the lateral continuity of these structures.

10.3

MONTERDE - CAROTARE

The Carotare deposit is located about 1.5 km west of Carmen.  There have been 85 holes completed using RC and diamond core drills, totalling 18,209 m, drilled on Carotare to date.  The Carotare deposit occurs approximately 800 m stratigraphically below Carmen and is hosted in the tuff breccia (TxTl) which also hosts a significant portion of the Carmen deposit in its upper portion.  Mineralization is characterized by high grade gold associated with base metal sulphide mineralization.  A significant zone of high grade mineralization has been discovered on the central part of the grid.

10.4

MONTERDE - ARIMO

The Arimo target lies approximately 3 km southwest of Carmen and occurs on a northwest trending fault.  The Arimo and Cerro la Mina areas show weak gold and silver mineralization as well as elevated levels of mercury typical of epithermal gold and silver deposits.  The fault occurs at the contact between underlying andesitic tuff and overlying felsic tuffs and breccias.  The fault is filled with brecciated and silica cemented material with fine-grained sulphides locally.  Moderate propylitic alteration is associated with the footwall andesites.  A drilling program consisting of 1,615 m in 9 core holes was completed in April, 2008 with no significant results.

10.5

MONTERDE - CERRO LA MINA

The Cerro la Mina target lies approximately 2 km west southwest of Carmen and approximately 1.5 km north of Arimo.  The area is characterized by large outcrops of silica-rich breccia with elevated levels of mercury.  It is interpreted that the Cerro la Mina structure is a related, parallel structure to that at Arimo and formed under similar tectonic stresses and at or near the same time as Arimo.  A program of 1,005 m of core in three holes was completed in May, 2008 with no significant results.

10.6

MONTERDE - EL ORITO

The El Orito area lies approximately 500 m west-northwest of Carmen and consists of a number of silicified shear zones.  The area has been drill tested in 16 reverse circulation holes for a total of 2,533 m.  The El Orito zone was initially interpreted to be a linking structure between the Carmen area and Carotare.  No significant results were returned.

10.7

MAPPING

In early 2009, Kimber initiated a new program of detailed mapping and sampling on the Carmen deposit area followed by a regional mapping and sampling program within a 4-km radius of Carmen.  The focus of the detailed mapping was to define the structural control of the Carmen mineralization as well as the associated alteration halo.  A program of sampling was carried out on all outcrops and road cuts within the Carmen area.

Locally and regionally the area has been affected by regional extension resulting in the development of northwest oriented faults.  Regional scale lineaments are observed on satellite images having an approximate strike of Az. 310° with subsidiary structures with strikes of 310° to 340° including the Minitas and Cob structures.  The main structures at Carmen, including Carmen and Hilos, have strikes of 290° to 330°.  The Carmen structure is developed as a zone of extensional faulting between Minitas and Cob with a strike extension of 700 m with a right lateral displacement.

Mineralization is associated with numerous episodes of fissure filling silica with rare development of banded crustiform and colloform quartz.  Silica alteration dominates the Carmen area and is restricted to the deformation zones.  Only at Hilos is it possible to see a more extensive silica halo.  Moderate argillization associated with bleaching and oxidation occur peripheral to zones of silicification.  A total of 1,613 channel samples were collected at the main zone of mineralization at Carmen.  Gold and silver results generally correlate well with the surface expression and projection of mineralization.  Multi-element data show good correlation between values of gold and silver with values of lead and zinc as well as manganese.  Barium values are generally elevated throughout the central area and values of arsenic and antimony are typically low.

A program of regional mapping and sampling was initiated after the completion of the detailed mapping and sampling at Carmen was completed.  The area of focus was a radius of 4 km around Carmen with special emphasis on the pre-mineralization stratigraphy.  The goal of this program was to define the limits of the pre-mineralization rocks and to explore for zones of mineralization and alteration that could be targeted for future exploration.

The area to the north of Carmen showed the most potential for mineralization as a large part of the area is underlain by TxTL pyroclastic rocks similar to those encountered in drill core from Carmen.  Observed structures show a northwest strike similar to mineralized structures at Carmen.  During the course of the mapping two zones of interest were discovered in areas involving Kimber-owned mineral concessions.  These are named Veta Norte and Veta 0409.

The Veta Norte structure shows a strike of Az. 295° to 310° with near vertical dips and has been traced for 200 m north and south where it dies out and is covered by later units respectively.  The width ranges from 0.5 to 3.0 m.  The structure is hosted entirely by TxTL and consists of silicification associated with minor argillization.  Results returned showed elevated values of silver up to 187 ppm Ag and no gold.

The Veta 0409 structure has a strike of Az. 310° with dips of 75 to 80° to the southwest.  The zone has been traced for 650 m and is locally displaced by northeast striking late faults with displacement to the southeast.  Observed widths range from 6 to 15 m and consist of irregularly filled fissures of banded crustiform quartz and hematite.  The host rock is entirely comprised of TxTL.  A total of 140 channel samples were collected and returned anomalous values in silver only including 4 m grading 43 ppm Ag, 4 m grading 27 ppm Ag and 6 m grading 16 ppm Ag, all associated with anomalous values in lead and zinc.

11.0 DRILLING

11.1

REVERSE CIRCULATION DRILLING

Reverse circulation (RC) drilling uses percussion drilling with removal of rock chips within the drill pipe column.  At surface, the cuttings coming from the centre tube are diverted to the sampling equipment.  RC holes are started dry, but normally are completed “wet” when moisture in the ground near the water table causes the cuttings to cake.  With deep holes in saturated ground, as at Monterde, backpressure from inflowing ground water may reduce the hammer’s efficiency and greatly slow production.  With this equipment, holes have been satisfactorily completed to 300 m depth, the limit of drills employed.

The drilling, by Layne Drilling of Hermosillo, Mexico, was conducted with two reverse circulation PD 1500 drill rigs.  To minimise drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 m long versus a truck mounted rig length of approximately 20 m.  The compressor capacity of the drill rigs was rated at 750 cfm/350 psi (cubic feet per minute/pounds per square inch) for one and at 900 cfm/350 psi for the other.  A booster was on site and used on an as-needed basis when increased water inflow hampered the efficiency of the hammer.

All drill hole collars were surveyed using a differential global positioning system (DGPS) with a horizontal and vertical  accuracy of generally less than ± 20 cm.  Drill hole deviation was measured by a gyroscope-based unit manufactured by Silver State Surveys Inc.  The precision of this type of instrument is 0.1° in azimuth and dip.  Field accuracy is estimated to be ± 1-2°.

When drilling dry, samples were collected in a tiered, Jones sample splitter.  If required, a Gilson splitter was available to further reduce sample size.  Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter.  Wet samples were collected from the rotating splitter with 20 litre buckets.  All sampling equipment was washed with water prior to the next sample split.

The reverse circulation drilling on the Carmen deposit since the 2005 mineral resource estimate was directed at infill drilling on previously defined zones to approximately 25 m spacing, and extension of the drilling pattern to the south to test the southern limits of the deposit.

The entire assay data from all drill holes drilled (assays received to September, 2008) on the Carmen deposit was incorporated into the current estimate.  Basic investigative statistics, including gold and silver grade histograms, probability plots, and sample quality control and quality assurance statistical analysis have been gathered.  See Sections 12 to 14.

The drill-hole collar data are listed in Appendix 1, with details on drill-hole locations, lengths, azimuths, dips, and collar elevations presented.

The bulk of RC drill holes on the Carmen deposit have been drilled generally on a 225o azimuth to cut the generally 315o trend of the Carmen and associated structures.  A second series of RC holes, the Dome Fault series are oriented on azimuth 160o to test mineralized bodies on the various Dome Fault and parallel structures.

In addition to the mineral sampling , 14 vertical RC holes numbered WEX-1 to 14 were drilled for water exploration, to locate sources of water for a community well and for hydrogeological purposes.  Four of these wells have piezometers installed for ongoing monitoring.  Two of the WEX series (5 and 8) intercepted interesting mineralization and were assayed.  As the resource outline has extended out to, and past, their location they are now included in the resource estimate, and the exploration hole count as provided in Table 6.1 above.

11.2

CORE DRILLING

Core drilling (HQ diameter) was completed for bulk density measurements, geological, metallurgical sampling and recovery study purposes, and geotechnical studies.  A total of 121 drill holes (MTC series) totalling 31,452 m were completed at Carmen as of this report.  The core drill locations and lengths are given in Appendix 1.

A further seven core holes totalling 1,472 m have been drilled for geotechnical purposes, 3 in January, 2006.  The location of all drill holes at Carmen are provided in Figure 11.1.

Figure 11.1
Drill Hole and Cross-section Location Map

Location of Figure 6
LEGEND
Drill Hole Projection
Adit
Cross section trace
Kimber Resources Inc.
MONTERDE PROJECT
CARMEN DEPOSIT
DRILL HOLE AND CROSS
SECTION LOCATION MAP
Figure 5

12.0 SAMPLING METHOD AND APPROACH

Sampling of many different types and generations are presented in this report.  Sampling data includes historic underground sampling conducted by the mine operators, 1990s sampling of the surface and underground, and drill samples and more recent sampling by Kimber.

This resource estimate on the Carmen deposit, was prepared from the entire drill database available at the time of the estimate.  This includes 49,206 assays from 466 RC holes and 15,143 assays from 121 core drill holes.  No other assay data were used.

12.1

SAMPLING - UNDERGROUND, 1937-1943

Data from the operating period of the historic mine is limited but believed to be accurate.  1940's vintage assay maps post drift sampling data for two areas located in the lower portions of the mine.  The drift sample maps are archived in the Kimber office.  As well, a longitudinal section map of the mine dated 1941 posts the stope data consisting of grade and tonnes mined.  Stopes in the context of sampling are merely ‘bulk samples’.  No comment can be made on the sample method and preparation of samples from the historical mining period.  No historic data was used in the resource estimation presented in this report.

12.2

SAMPLING - SURFACE AND UNDERGROUND, 1994-1995

Modern sampling of the property began in 1994 by Pandora Industries under the supervision of Mr. Harold Jones, P.Eng.  Pandora excavated hand dug trenches over the surface of the Monterde Mine, on a nominal 100 m by 50 m spacing on the northern portion of the mine.  Sample length was three metres.  Pandora also did limited amounts of rock chip sampling, limited underground sampling and soil sampling.  No comment can be made on sampling protocol, assay procedure or sample security of this generation of samples.  None of this data was used in the resource estimation presented in this report.

12.3

SAMPLING - SURFACE AND DRILLING, 1998

Data collected by Golden Treasure Explorations in 1998 consisted of rock chip sampling and drill samples.  Golden Treasure collected 205 rock chip samples.  The rock chip samples were collected as representative samples from outcrops.  No selective sampling was conducted.  These samples were collected in 10-inch by 17-inch cloth sample bags.  This data was not used in the resource estimation presented in this report.

Golden Treasure drilled eight holes, MTR-01 through MTR-08.

12.4

SAMPLING - DRILLING, 2000-2001, 2002-2009

Kimber, acting as contractor to Atna Resources Ltd., drilled 13 holes during December, 2000 and January, 2001.  Holes MTR-09 through MTR-21 were drilled in this program.  Drilling was done by Layne Drilling Inc. of Hermosillo, Mexico.  Figure 11.1 shows the drill hole locations.

The 2002 program of reverse circulation drilling and trenching commenced in September and was complete by the end of November.  The 2002 drilling was also done by Layne Drilling Inc. of Hermosillo, Mexico.  All drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling.  Drill holes MTR- 22 through MTR-45 for 24 holes totalling 3,090 m were drilled.  All of the drilling, with the exception of one hole, was done on the Carmen deposit.  One drill hole was completed on the Veta Minitas structure, immediately to the northwest of the Carmen deposit.  The drilled length of the Carmen deposit was extended from 400 m to 500 m during this program.  Twenty-one of the drill holes intersected significant grades and widths of gold and/or silver mineralization.  The sample interval was 2 m.

The 2003 program of reverse circulation drilling and trenching commenced in April and was complete by November.  The program was broken into a spring and fall drilling programs with a break during July and August.  The 2003 drilling was also done by Layne Drilling Inc. of Hermosillo, Mexico.  Again all drill hole locations were surveyed by differential global positioning satellite (GPS) and down the hole dips and azimuths were also measured after completion of drilling.  Drill holes MTR-46 through MTR-85, EOR-01 through EOR-02, and LMR-01 through LMR-16 (for 59 holes totalling 7,868 m) were drilled.  The LMR and EOR drill holes were done on La Veta Minitas and El Orito zones, respectively.  The sample interval was 2 m.

The drilling, by Layne Drilling, was conducted with a reverse circulation rig.  To minimize drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 m long.  The compressor capacity of the drill rig was rated at 750 cfm/350 psi.  A booster was on site and used on an as needed basis when increased water inflow hampered the efficiency of the hammer.  Two styles of drill bits were utilized.  Depending on down the hole conditions, a face return bit was used in areas of relatively unbroken ground, while in areas of broken ground or increased water inflow, a conventional bit was used.  The conventional bit utilizes an interchange sample return system.

The drill bit diameter varied from 4.75 inches to 5.25 inches.

The drill hole collars were surveyed using a differential global positioning method.  As the holes are still open, and in very good condition, down hole surveys for dip and azimuth were completed on most of the 2003 drill holes.

When drilling dry, samples were collected in a tiered, Jones sample splitter.  If required, a Gilson splitter was available to further reduce sample size.  Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter.  Wet samples were collected from the rotating splitter with 20-l buckets.  All splitting equipment was washed with water prior to the next sample split.

A series of sample duplicates, blanks, and reference samples served as quality assurance and quality control.  Samples were collected on a 2-m sample interval.  The samples were prepped in Chihuahua City for the 2000-2001 program and in Hermosillo for the 2002 to 2008 programs by ALS Chemex Laboratories and shipped to ALS Chemex in Vancouver for analyses.

Kimber implemented a comprehensive quality assurance and quality control program consisting of sample duplicates, sample blanks, reference samples and a preparation laboratory sub-sampling protocol with its first drilling program in 2001.  The quality assurance/quality control program is presented in Section 14.0.

The resource calculation included in this report takes into account all diamond drill holes drilled to date on the Carmen and Veta Minitas deposits except the geotechnical holes, MTG-1 to 7, which were not sampled for assay.  Prior to 2008, all diamond drill core was systematically sampled at 2-m intervals regardless of alteration, mineralization or lithologic boundaries or contacts.  The core was split using a manually operated core splitter with the unsampled half of the core returned to the core box.  During the 2008 diamond drilling campaign the geologists sampled along alteration and mineralization boundaries, where possible, as well as to lithologic contacts.  Basic guidelines were that no sample exceeded 1.5 m in length and no samples of less than 30 cm were collected.  The core was cut in half using a core saw along lines drawn on the core by the geologist with the unsampled portion of the core returned to the box.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

SAMPLE PREPARATION AND ANALYSES

As the reference samples and quality control measures are discussed in Section 14.0 of this report, only the analytical laboratory sub-sampling protocol, preparation and analyses procedures are detailed in this section.

No employees, officers, directors or associates of the companies were involved in the sample preparation of any material in the database.

Reverse circulation drill samples, collected by Kimber during the 2000-2001, 2002, 2003, and 2004 programs were submitted to the ALS Chemex Laboratory in Hermosillo.  The samples from the 2005 to 2008 programs were prepared in Chihuahua with some over-flow work done in Hermosillo.  The samples were dried if needed, then weighed.  The entire sample was then crushed to 90%, passing 2 mm (or 10 mesh).  A 2,000-g sub sample (1,500 g during 2002 drilling program) was riffle split from the original sample.  Splitter rejects are saved and stored in a Minera Monterde warehouse in Chihuahua.

The 2,000-g sample was then pulverized to 95%, passing 106 micron, -150 mesh, using a Jumbo Chrome Steel Ring Mill.  Approximately 160 gr of pulverized sample pulp was split from the 2,000-g sample and the sample pulps were shipped to ALS Chemex Vancouver for assay.  Pulverized reject was saved and is stored in the Minera Monterde facility in Chihuahua.  In late 2002 the pulp size was cut to 1,500 g and sample reductions was done by scooping rather than splitting.  This was subsequently reviewed and found to be unsatisfactory with respect to definition of sample accuracy and the higher standard was later restored in 2003.

Gold assays were completed on a 50-g sample by fire assay with atomic absorption finish.  Gold assays greater than 10 g/t, were reassayed by fire assay with gravimetric finish.  Silver analyses were initially by aqua regia digestion, atomic absorption finish, using a 1-g sample.  Silver assays in excess of 1,000 g/t silver, were reassayed by fire assay with gravimetric finish.  In 2002, all significant assay values were reanalysed using the four acid digestion (hydrochloric, hydrofluoric, nitric and perchloric acids) method.  Since 2002, silver has been analysed by the four acid digestion method exclusively.

The routine core drill holes (MTC series, HQ size) completed by Kimber were logged at the Kimber field office, split, and delivered to the ALS Chemex preparation and analytical laboratories for processing under protocols identical to those used for RC samples.  PQ core-drilling completed in 2004 was used for bulk samples in metallurgical testing.  They were shipped directly to the Process Research Associates (PRA) laboratory in Vancouver.

13.2

SITE SECURITY AND CHAIN OF CUSTODY

The RC drill samples are under the direct supervision of the drill site geologist until taken to the field camp where they are stored in a locked room.  Samples were secured in ‘rice bags’ holding 8 to 12 samples each weighing a cumulative 60 to 70 kg.  Core sampling is done on site under the direct supervision of project geologists.  Core samples were accumulated in rice bags at the core shack and stored in the common sample-storage lock-up until transported to the preparation laboratory.

The samples were either delivered to the ALS Chemex-Chihuahua prep facility by Kimber personnel or were picked up onsite by ALS Chemex vehicles and transported to the preparation laboratories in Chihuahua or Hermosillo.

14.0 DATA VERIFICATION

14.1

SUMMARY COMMENTS

Kimber monitors the quality of the analytical database through a Quality Assurance/Quality Control (QA/QC) program instituted by Mr. J. B. Richards, P.Eng., at the initial project planning stage prior to Kimber’s first drilling program, and continued with minor variations for all subsequent drilling programs.  The system has been reviewed by external QPs on numerous occasions, and found satisfactory.  Approximately 12% of the assay database is taken up by QA/QC assays, check assays and re-assays.

The program details are described in Section 14.2 with the independent Qualified Persons study on correlation of RC and core assays in Section 14.4

A study of “smearing” of gold grades in RC drill holes from sample to sample, done in 2006 (Richards el al, 2006), found no evidence of smearing.

14.2

QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

Kimber instituted a full QA/QC program with its first drilling campaign in 2000-2001 and has continued this program to date, utilizing field duplicates, reference samples and field blanks.  Field blanks and manufactured reference samples provide indications of absolute accuracy and will detect contamination of the sample stream.  Field duplicates indicate relative accuracy of the sampling and assaying processes.  All anomalous QA/QC issues are dealt with by field or laboratory investigations before the assays are posted to the assay database.  The sample protocols, field methods, personnel and QA/QC were identical on the Carmen and Veta Minitas deposits and the QA/QC database includes both of them.

A field blank is a sample that is visually identical to the routine samples, but that contains no gold or silver.  It is useful in detecting improper practice in the preparation laboratory such as poor cleaning of equipment between samples, and the detection of introduced material into the sample stream before the laboratory (salting).

The field blank was made up from RC cuttings drilled at the start of each campaign from a location on the property that was thought to be non-mineralized.  The sample has the same geologic matrix as the production samples, but has not been previously blended and assayed.  The sample blanks included in the assay stream did not return uniformly zero results, but they did serve to demonstrate whether or not there was contamination from high-grade to low-grade samples anywhere in the sample stream from drilling to assaying.  The 2,106 field blanks assayed to the end of the sampling used in this estimate have continued to show good quality work from the preparation laboratory.  Of the 28 distinctly anomalous field blanks, two follow higher-grade samples and may be suggestive of contamination in preparation.  Many instances of very low grades following highs indicate that if laboratory contamination occurs it was not routine.  The remaining non-blank assays, to be seen in the data illustrated in Figure 14.1 below, are random and not suggestive of any introduced bias.  The occasional traces of mineralization are taken to indicate that the hole from which the blanks are taken had cut weak stringers of mineralization, and also that infrequently, tags from the blanks were swapped with tags from the normal sample stream.  The field blanks are blind to the preparation and assay laboratory.  The greater noise in the blank data from approximately blank number 1,800 reflects the coarser material taken from a road cut that was used as field material for the core holes.

The blank data indicates that the sample handling and cleanliness at the assay laboratory was good and that there was no contamination once the samples had left the field.

Figure 14.1
Field Blank Assays

A reference sample is mineralized material that has been previously assayed and which is introduced into the sample stream with the routine assays to indicate absolute accuracy of the assay process, and to check for contamination within the assay laboratory.  They are introduced into the sample stream at the preparation laboratory as a shipping pulp.  The reference samples are designed to be blind to the assay laboratory.  For the 2000 program, Atna Resources provided two mineralized standards.  They were of unknown grade and provenance, not silver bearing, and not of the same geologic matrix as the project samples.  The relative standard deviation of the 16 assays of each standard was less than 9%, so it is concluded that assay consistency was good, but nothing can be said of absolute accuracy.

Prior to the 2002 drilling program Kimber prepared two reference samples, one low-grade containing 0.605 g/t gold and 119 g/t silver (K02LA), and a moderate grade containing 6.2 g/t gold and 212 g/t silver (K02MB).  CDN Laboratories of Vancouver prepared the two mineralized standards from the 2000 program drill cuttings from Monterde.  The grades were determined by “round Robin” analyses of 10 samples sent to each of six Canadian assay laboratories for a total of 60 assays for gold and silver for each standard.  Two more reference samples were produced in 2004 on the exhaustion of the 2002 standards.  They were marked K04LA and K04MB and were again low and intermediate grades, 0.5 g/t Au and 80.9 g/t Ag, and 7.5 g/t Au and 269 g/t Ag, respectively.  Upon exhaustion of the 2004 standards, the standard series was continued in 2005 with the production of low grade standard K05LE and K05MF with round-robin gold and silver grades of 0.92 g/t Au and 65.8 g/t Ag, and 5.92 g/t Au and 218.1 g/t Ag respectively.

The results of the standards assays are depicted below in Figures 14.2 and 14.3, sorted by assay certificate number.  The scattered, rather high grades in the two standards in the mid-2004 work were noted in the Estimate K report, (Cukor et al., 2004).  Investigations at the laboratory found a systems problem, which was corrected, and all significant assays over the interval were re-done.  All out-of-limit assays are investigated and appropriate action taken before the assay certificate is posted to the database.  Considerations are the values of other QA/QC data on the certificate and the ALS Chemex QA/QC data on the certificate.  Appropriate action includes acceptance, re-assay of intervals or re-assay of the entire certificate.  The action taken is documented in the QA/QC file.

Sample duplicates are identical samples taken at the source.  In the case of RC drilling, a sample duplicate is a split taken at the drill equal in size to the normal sample.  If, as is usually the case, ⅛ splits are being taken from a rotary splitter, the splitter would be adjusted to provide a ¼ split which would be split again in a riffle splitter to provide a routine sample and a sample duplicate.  Sample duplicates are normally taken at random intervals at about 1 in 20 samples.  The duplicate is inserted into the sample stream with a number that is not consecutive to the original sample.  In the case of core drilling, a sample duplicate is the remainder of the core after the core has been split.  Sample duplicates are useful in measuring the precision of the entire sampling/assaying process.  The 2008 core drilling program did not include sample duplicates.

A total of 4,068 samples are flagged in the Monterde database as having duplicates.  Of these samples, some are repeat assays to check anomalous assays or as QP check assays.  Others are below the assay detection limit and are not useful in duplicate analysis.  Of the remainder, 2,827 pairs of RC assays and 539 pairs of core samples, were available for gold duplicate and analysis and 2.398 RC assays and 517 core assays were available for silver duplicate analysis.  The duplicate data has been analyzed by the method of Thompson and Howarth (1976), the results of which are summarized in Figures 14.4 to 7 below, the precision charts, for gold and silver, respectively.

Figure 14.2
Silver and Gold Assays of Low Grade Reference Samples

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES In 2009 RESOURCE ESTIMATES
K02LA
K04LC
K05LE
160
110
60
1.0
0.7
0.4
Ag, ppM
Au, ppM
2002 Program
2003 Program
2004 Program
2005 Program
2006 Program
2008 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
Mean ± 15%
Silver
Gold
20091027
JB ENGINEERING Ltd

Figure 14.3
Silver and Gold Assays of Moderate Grade Reference Samples

GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES In 2009 RESOURCE ESTIMATES
K02MB
K04MD
K05MF
350
250
150
9.0
7.0
5.0
Ag, ppM
Au, ppM
2002 Program
2003 Program
2004 Program
2005 Program
2006 Program
2008 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
Mean ± 15%
Silver
Gold
20091027
JB ENGINEERING Ltd

Figure 14.4
Thompson-Howarth Plot, Duplicate Analyses of Gold Assays

Figure 14.5
Thompson-Howarth Plot, Precision of Gold Assays

Figure 14.6
Thompson-Howarth Plot, Duplicate Analyses of Silver Assays

Figure 14.7
Thompson-Howarth Plot, Precision of Silver Assays

These duplicate analysis are comparable to those included in previous resource estimates published on the Monterde property (see Burgoyne and Richards, 2007), and are in line with expectations from sampling theory.  Individual duplicates showing large discrepancies were the subject of check assay.

14.3

CHECK ASSAYS

There are no check assays in addition to the check assay work reported previously, (Cukor et al., 2004 pp 42 to 45, and Burgoyne, 2005, p 43).

Based on standards, duplicate and check assays in addition to Kimber’s and the laboratory’s QA/QC report on each certificate, it is concluded that the assays reported are accurate estimates of the metal content of the material sampled.

14.4

COMPARISON OF REVERSE CIRCULATION AND CORE DRILLING

Core drilling (HQ, and PQ diameter), commencing in 2004, has been ongoing for bulk density measurements, metallurgical sampling, geological, grade definition, and geotechnical studies on Carmen deposit.

14.4.1

Burgoyne Study

Burgoyne (2007) completed a review and comparison of available core drilling assay results to reverse circulation drill results.  Core holes MTC-1 to MTC-103 from the 2004, 2005, and 2006 drilling programs were evaluated.

Burgoyne concluded:

“The weight averaged gold and silver grades, for core intercepts that are 6 m or less apart, are very similar to the equivalent RC intercepts.  In this study gold and silver assays from core drilling intercepts exhibit nearly identical values to RC drilling intercepts based on a statistical weight averaging of all assay results.  In the near-twinned hole results of Appendix B the drill core intercepts define about 98% of the gold and 103% of the silver to comparable RC intercepts.  At the lesser separation distance, of equal or less than three (3) metres, the drill core intercepts ratios increase to 103% of the gold and 106 % of the silver.”

“The writer is of the opinion that the drill core intercept results confirm the RC drill hole intercepts for both length and representative gold and silver grades in the Carmen deposit.”

14.4.2

Giroux Study

Giroux (2007) also addressed the suitability of using RC drill results versus using diamond drill results on the Carmen property.  The assay data from 77 diamond drill holes provided by Kimber for a comparison with the RC drill hole database used from a December 2006 resource estimate.

In Giroux’s opinion there is no bias indicated when comparing the two sets of assay results produced from core and reverse circulation data.  As a result he recommended that the diamond drill hole data be included in the assay data base for further resource estimations as the added data will allow for better variography and more confidence in the interpolated grades.

14.5

DUE DILIGENCE BY THE EXTERNAL QUALIFIED PERSON

During the course of the estimation numerous data checks are made looking for gaps in the data, data with blanks, negative values or zeros, samples that straddle adjacent samples, drill holes that plot above topography, drill holes with missing collar surveys and high grades that plot outside digitized solids.  When any of these omissions or errors were encountered they were addressed by Kimber staff.  In Micon’s opinion the data base meets industry standards and is suitable for use in a mineral resource estimation.

15.0 ADJACENT PROPERTIES

The Monterde gold-silver property lies within the Sierra Madre gold-silver belt of the Sierra Madre Occidental Mountains of Chihuahua State, Mexico.  Within the 300 km length of the belt there are five gold-silver projects in production, or in or near feasibility status.  In the north, about 150 km south of the United States border, is the Dolores gold-silver property of Minefinders Corporation Ltd.  To the southwest of Dolores, is the Mulatos gold mine of Alamos Minerals Ltd.  Between Mulatos and Kimber’s Monterde property lies Gammon Gold Inc.’s Ocampo project, an open pit and underground operation.  Some 60 km directly south of Monterde is Goldcorp’s El Sauzal mine.  Approximately 42 km to the southwest of Monterde is Coeur’s Palmarejo mine.

Figure 15.1
Adjacent Properties

Disclaimer (as per NI 43-101.F1): The information above is provided from News Releases by other parties, and has not been verified by Kimber Resources Inc.  The information on adjacent properties is not necessarily indicative of the mineralization on the Monterde property.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Kimber has undertaken a number of metallurgical testwork investigations commencing in 2002 on representative samples from the Carmen deposit.  This work was completed by PRA Metallurgical Division Laboratories (PRA), which is part of Inspectorate America Corporation, located in Richmond, B.C.  The metallurgical testwork was supervised by J. B. Richards of Kimber Resources.

The testwork programs undertaken by PRA comprised coarse cyanide leach bottle roll and column tests to ascertain heap leach potential as well as conventional bottle roll and agitation leach tests to investigate agitation cyanide leaching.  Other tests undertaken by PRA included gravity separation, flotation and grindability investigations.

The initial bottle roll/agitation leach testwork that was undertaken between 2002 and 2004 was expanded in 2005 to provide metallurgical modelling data for the Carmen deposit.  The results from the 2005 characterisation study work and subsequent studies have been used by Kimber to model gold and silver recoveries and these recoveries have been applied to the block model as part of the resource estimation procedure.  Richard Gowans of Micon has reviewed the metallurgical models developed by Kimber.

Preliminary characterization leach tests have also been completed at PRA on samples gathered from the Veta Minitas and Carotare deposits.

16.1

MONTERDE – CARMEN

16.1.1

Historic Operations

The Carmen Monterde mine operated between 1937 and 1944.  The metallurgical plant comprised two stage crushing, ball milling and a simple cyanide leaching facility.  Historical operating records show that for the first six months of 1944 the metallurgical recoveries were 88.6% for gold and 65.6% for silver.

16.1.2

Column Leach Tests

In 2004, column leach tests on minus ⅜ and ¾ inch crushed material were completed on samples selected from two trenches and four large diameter core holes.  The column test gold recoveries were generally excellent (typically >90%) but the silver recoveries were relatively low, averaging only 12%.

In 2005, a series of bulk samples were selected by Kimber for an additional program of column and coarse bottle roll leach tests.  The results from this program of tests confirmed the earlier findings that only low silver recoveries would be expected from a heap leach type operation.

16.1.3

Flotation, Gravity and Grinding Tests

A preliminary program of testwork was undertaken by PRA in 2003 to look at the potential of gravity separation and flotation for the recovery of gold and silver.  A Bond ball mill index test was also included in the test program to provide a preliminary assessment of the mineralization’s hardness.

Gravity recoveries were reasonable with approximately 30% of the gold and silver reporting to a concentrate comprising 3% by weight of the feed.  Typically, the gold recovery into flotation concentrate was between 40 to 80% with an upgrading ratio of about 20 to 30.  Silver results were more variable, with typical recoveries achieved of between 5 and 60% and upgrade ratios of between 0 and over 50.

The Bond ball work index determined at a grind size of 80% passing 74 microns was 18.2 kilowatthours per tonne (kWh/t, metric).

16.1.4

Leach Characterization Tests

The standard characterization test protocol comprises 72 hour bottle roll cyanide leach tests with a 5 g/l cyanide solution strength using ground samples to a size of around 80% passing 100 microns.  These types of tests were designed to be a metallurgical mapping tool to delineate zones of equal amenability to cyanidation.  The samples selected for the characterization study were also submitted for detailed whole rock and multi element ICP analysis as well as for gold and silver analyses.  Up to January, 2007, there were 257 characterization tests completed on samples of drill core.

The results from the characterization tests suggested that the gold recovery in the Carmen deposit was typically good with the only factor influencing recovery appearing to be a positive correlation with gold grade.  However, silver recoveries were highly variable.  In order to try and model the silver recovery the characterization study considered:

•

The grade of gold and silver in each sample.

•

The physical location of the sample.

•

The mineralized structure in which the sample was located.

Analysis of the silver recovery data led to the identification of 10 clusters which were considered as key based on the estimated number of recoverable ounces affected by a cluster.

To validate the gold and silver recovery models and facilitate refinements, an additional 72 samples were selected in the summer of 2009 and tested for gold and silver recovery, using the standard characterization test procedure.  These samples were selected mainly from the 10 key clusters with varying depth, grade, location along strike and structural characteristics.  The recovery model projected results in line with those obtained from the previous set of tests, supporting the validity of the model.

Based on the 329 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified that allowed recovery to be related to location within the deposit (along strike and to depth) and to grade, for each of silver and gold.  Under the supervision of Richard Gowans, P.Eng., Micon has approved the application of gold and silver metallurgical recovery models based on geographic and grade relationships defined in the recovery characterization tests noted above.  These models take into account the improved geological understanding of the deposit derived from the review and reinterpretation of all available geological and drill data.

The gold and silver recovery models have been applied to the Carmen deposit block model mineral resource estimate.

As a result of this extensive test work, at a cut-off grade of 3 g/t recoverable gold equivalent, average modelled gold recoveries were 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 72% for indicated mineral resources and 75% for inferred mineral resources.

The average modelled gold recovery for total indicated and inferred mineral resources was 94% at a 0.3 g/t recoverable gold equivalent cut-off grade.  Modelled silver recovery averaged 55% for total indicated mineral resources and 61% for total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

16.2

MONTERDE - VETA MINITAS

In 2009 Kimber selected 17 representative samples from Veta Minitas for standard leach characterization tests.  The associated gold silver recovery model developed from the results of this study has been reviewed and approved by Richard Gowans, President of Micon.

At a cut off of 3 g/t recoverable gold equivalent, average modelled gold recoveries for Veta Minitas were 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 37% for indicated mineral resources and for inferred mineral resources.

Modelled gold recovery for Veta Minitas total indicated resources was estimated to be 92% and for inferred mineral resources was estimated to be 94% at a 0.3 g/t recoverable gold equivalent cut-off grade.  Modelled silver recovery averaged 35% for total indicated mineral resources and 37% for total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

16.3

MONTERDE - CAROTARE

There were 19 samples were selected from Carotare for characterization studies and detailed analysis of the results is pending.  Preliminary results give an average gold recovery for samples with gold grade above 0.3 g/t of 87% and for silver an average recovery of 48% with a silver grade cut-off of 0.0 g/t.

16.4

GOLD EQUIVALENCE OF SILVER

The gold equivalence of silver was calculated by taking into account gold and silver prices as well as metallurgical recoveries.  The following equation shows the method used by Kimber in calculating gold equivalent ounces:

Recoverable Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

17.0 MINERAL RESOURCE ESTIMATION

For the 2009 resource estimation two separate deposits within the larger Monterde project were estimated, Carmen and Veta Minitas.

17.1

CARMEN DEPOSIT ESTIMATE

The 2009 Carmen mineral resource estimation is based upon a thorough geological review of all of the information available and the recognition of the existence of high grade structures within the deposit.  This approach consisted of outlining the higher grade structurally controlled mineralization within the grade shells of greater than 0.3 g/t Au and greater than 35 g/t Ag used for previous estimates.

17.1.1

Data Analysis

A total of 587 drill holes were available for analysis on the Carmen project as at June 8, 2009.  Of these holes, 121 were diamond drill (DD) holes while the remaining 466 were reverse circulation (RC) holes.  The drill holes included up to hole MTR-445 and MTCC-121 and are listed in Appendix 1.  A total of 64,229 samples were loaded from a total of 129,887 m of drilling.  Of these, 159 samples with missing assays were identified as underground voids where drilling intersected old underground workings.  The void samples were left blank and not used in the resource model. A total of 98 sample intervals from the 2008 MTC holes were not sampled and for these gaps, values of 0.001 g/t were inserted for gold and silver.  Silver assays reported as 0.000 were set to 0.001 in 990 samples.  A total of 16 additional gaps were identified as missing or damaged samples and these were left blank in the data base.

For this resource estimate Kimber geologists modeled the Carmen deposit into two high grade mineralized structures; one representing the Carmen Trend and a second representing the Cob trend.  This exercise was completed separately for gold and silver as gold and silver are not well correlated in this deposit (see Figures 17.1 and 17.2).

Kimber geologists also developed three-dimensional solids to constrain the higher grade structurally controlled mineralization.  These solids were built using a 2.8 g/t gold equivalent cut-off grade (based on a gold equivalent calculation using a 75:1 silver:gold ratio, which did not take into account metallurgical recoveries, and a minimum mining width of 1.2 m (see Figures 17.3 and 17.4).  Drill holes penetrating these structures were tagged as Carmen structures C1, C2 or C3 and splay structures S1 to S4.

Material outside of the high grade structures but inside the Carmen and Cob grade shells was considered low grade.  Material outside the Carmen and Cob grade shells was considered external waste.

The drill holes were compared to these three-dimensional solids and each assay was tagged if inside or outside the gold and silver solids.  The statistics for these samples are tabulated below.

Figure 17.1
Isometric View Looking North Showing Carmen Gold Solid in Green and Cob Gold Solid in Red with Drill Hole Traces

Figure 17.2
Isometric View Looking Northwest Showing Carmen Silver Solid in Purple and Cob Silver Solid in Green with Drill Hole Traces

Figure 17.3
Isometric View Looking Northwest Showing Carmen High Grade Solid with Drill Hole Traces

Figure 17.4
Isometric View Looking Northwest Showing Carmen High Grade Solid with Drill Hole Traces and Surface Topography in Green

Table 17.1
Drill Hole Sample Statistics for Gold at Carmen

	Au Grades in High Grade Structures (g/t)							Low Grade (g/t Au)	Waste (g/t Au)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	12,298	49,021
Mean	2.95	4.00	5.84	3.25	4.41	2.86	3.40	0.291	0.060
Standard Deviation	4.58	6.25	4.79	5.88	8.14	6.44	7.00	0.431	0.324
Minimum	0.001	0.01	0.02	0.001	0.007	0.003	0.003	0.001	0.001
Maximum	45.10	51.80	16.70	45.70	67.90	82.80	91.40	20.70	45.1
Coefficient of Variation	1.55	1.56	0.82	1.81	1.85	2.25	2.06	1.48	5.36

Table 17.2
Drill Hole Sample Statistics for Silver at Carmen

	Ag Grades in High Grade Structures (g/t)							Low Grade (g/t Ag)	Waste (g/t Ag)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	13,298	47,321
Mean	173.72	128.17	67.75	127.25	150.39	86.61	171.50	25.35	6.07
Stand. Deviation	260.64	180.47	54.59	123.73	265.84	96.17	247.15	29.51	13.30
Minimum	0.001	1.00	1.00	0.001	1.00	1.00	1.00	0.001	0.001
Maximum	4220.0	1715.0	165.0	655.0	2020.0	679.0	2290.0	476.0	1595.0
Coef. of Variation	1.50	1.41	0.81	0.97	1.77	1.11	1.44	1.16	2.19

The grade distributions for gold and silver in each of the structures were examined using lognormal cumulative frequency plots and capping levels were established.  In all cases multiple overlapping lognormal populations were identified.  In most cases the upper highest grade population was considered erratic high grade and a cap level was determined to reduce the effect of this population.  The capping strategy is tabulated below.

Table 17.3
Capping Strategy for Gold and Silver at Carmen

Domain	Variable	Strategy	Cap Level (g/t)	Number Capped
C1	Au	2SDAMP2	38	3
	Ag	2SDAMP2	1,611	3
C2	Au	2SDAMP2	44	2
	Ag	2SDAMP2	1,030	2
C3	Au	No cap		0
	Ag	No cap		0
S1	Au	2SDAMP1	56	0
	Ag	2SDAMP1	877	0
S2	Au	2SDAMP2	35	3
	Ag	2SDAMP2	1,516	3
S3	Au	2SDAMP2	28	2
	Ag	2SDAMP2	538	2
S4	Au	2SDAMP2	22	2
	Ag	2SDAMP2	754	4
Low Grade	Au	2SDAMP2	3.4	7
	Ag	2SDAMP2	210.0	3
Waste	Au	2SDAMP3	3.4	35
	Ag	2SDAMP3	147.0	31

Note:  2SDAMP2 refers to 2 standard deviations above the mean of Population 2

The sample statistics as a result of capping are shown below.

Table 17.4
Drill Hole Capped Sample Statistics for Gold at Carmen

	Au Grades in High Grade Structures (g/t)							Low Grade (g/t Au)	Waste (g/t Au)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	13,298	49,021
Mean	2.94	3.96	5.84	3.25	4.14	2.58	3.05	0.289	0.057
Standard Deviation	4.45	6.00	4.79	5.88	6.59	3.76	3.93	0.390	0.160
Minimum	0.001	0.01	0.02	0.001	0.007	0.003	0.003	0.001	0.001
Maximum	38.00	44.00	16.70	45.70	35.00	28.00	22.00	3.40	3.4
Coefficient of Variation	1.52	1.51	0.82	1.81	1.59	1.46	1.29	1.35	2.80

Table 17.5
Drill Hole Capped Sample Statistics for Silver at Carmen

	Ag Grades in High Grade Structures (g/t)							Low Grade (g/t Ag)	Waste (g/t Ag)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	13,298	47,321
Mean	167.24	125.35	67.75	127.25	145.91	85.70	154.66	25.32	5.98
Stand. Deviation	190.10	160.67	54.59	123.73	237.87	91.14	145.98	29.19	9.89
Minimum	0.001	1.00	1.00	0.001	1.00	1.00	1.00	0.001	0.001
Maximum	1611.0	1030.0	165.0	655.0	1516.0	538.0	754.0	210.0	147.0
Coef. of Variation	1.14	1.28	0.81	0.97	1.63	1.06	0.94	1.15	1.65

17.1.2

Composites

Uniform down hole 1.5-m composites were produced to honour the high grade structures.  The composite statistics are tabulated below.  To estimate the material outside the high grade structures, uniform down hole composites 1.5 m in length were produced for the material outside the high grade structures but inside the Carmen and Cob grade shells.  This material was labelled low grade gold and low grade silver, respectively, as there were different low grade solids for gold and silver.  Within waste material, 3-m composites were produced.

Table 17.6
1.5-m Composite Statistics for Gold at Carmen

	Au Grades in High Grade Structures (g/t)							Low Grade (g/t Au)	Waste (g/t Au)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	1070	358	11	116	239	356	321	18,415	30,228
Mean	3.00	4.09	5.72	3.40	4.49	2.64	3.10	0.286	0.06
Standard Deviation	4.22	5.80	4.19	6.15	6.30	3.41	3.70	0.355	0.14
Minimum	0.001	0.001	0.018	0.001	0.007	0.003	0.003	0.001	0.001
Maximum	38.00	44.00	16.70	45.70	35.00	28.00	22.00	3.40	3.40
Coefficient of Variation	1.41	1.42	0.73	1.81	1.40	1.30	1.19	1.24	2.25

Table 17.7
1.5-m Composite Statistics for Silver at Carmen

	Ag Grades in High Grade Structures (g/t)							Low Grade (g/t Ag)	Waste (g/t Ag)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	1070	358	11	116	239	356	321	20,234	25,605
Mean	173.36	129.07	66.41	130.04	151.68	86.32	156.06	32.00	6.32
Stand. Deviation	183.24	154.40	50.82	115.05	203.46	87.20	136.20	28.06	9.01
Minimum	0.001	0.001	1.00	0.001	1.00	1.00	1.00	0.001	0.001
Maximum	1611.0	1030.0	165.0	536.3	1516.0	538.0	754.0	210.0	338.0
Coef. of Variation	1.06	1.20	0.77	0.88	1.34	1.01	0.87	0.88	1.43

17.1.3

Variography

Pairwise relative semivariograms were produced for gold and silver for each the structures with sufficient data to model.  In each case semivariograms were produced along strike, down dip and across dip for each structure.  The semivariogram parameters are summarized below.

Semivariograms were then run on all low grade material outside the high grade structures but inside the low grade solid for both gold and silver.  Finally semivariograms for gold and silver were produced for waste.

Table 17.8
Summary of Semivariogram Parameters for Monterde

Domain	Variable	C0	C1	C2	Az/Dip (o)	Ranges (m)	Az/Dip (o)	Ranges (m)	Az/Dip (o)	Ranges (m)
C1	Au	0.10	0.40	0.20	295 / 0	5 - 90	25 / -70	8 - 80	205 / -20	8 - 40
	Ag	0.10	0.10	0.20	295 / 0	6 - 100	25 / -70	10 - 60	205 / -20	5 - 20
C2	Au	0.20	0.30	0.30	290 / 0	10 - 100	20 / -72	6 - 40	200 / -18	6 - 20
	Ag	0.10	0.30	0.40	290 / 0	10 80	20 / -72	10 - 60	200 / -18	10 - 30
S1	Au	0.20	0.20	0.40	346 / 0	30 - 80	76 / -81	10 - 30	256 / -9	10 - 20
	Ag	0.20	0.30	0.40	346 / 0	40 - 50	76 / -81	10 - 40	256 / -9	10 - 30
S2	Au	0.20	0.40	0.20	345 / 0	30 - 100	75 / -86	20 - 40	255 / -4	10 - 20
	Ag	0.10	0.40	0.20	345 / 0	10 - 60	75 / -86	10 - 40	255 / -4	10 - 20
S3	Au	0.20	0.20	0.35	345 / 0	30 - 60	75 / -75	20 - 40	255 / -26	10 - 20
	Ag	0.20	0.25	0.28	345 / 0	30 - 120	75 / -75	20 - 60	255 / -26	20 - 60
S4	Au	0.20	0.30	0.25	347 / 0	30 - 80	77 / -74	10 - 40	257 / -26	10 - 50
	Ag	0.10	0.10	0.30	347 / 0	20 - 120	77 / -74	20 - 50	257 / -26	10 - 20
Low Grade	Au	0.30	0.28	0.20	300 / 0	10 – 120	30 / -75	25 – 130	210 / -15	20 - 80
	Ag	0.30	0.28	0.24	300 / 0	15 – 150	30 / -75	20 – 140	210 / -15	12 - 80
Waste	Au	0.20	0.32	0.14	310 / 0	12 – 120	40 / -75	30 - 150	220 / -15	30 - 80
	Ag	0.30	0.15	0.14	310 / 0	10 – 60	40 / -75	5 – 80	220 / -15	12 - 50

17.1.4

Bulk Density

Since October 2004 there have been 324 core samples from the Carmen structure sent to PRA for specific gravity determinations by the wax immersion method.  The procedure was as follows:

•

Samples placed in oven at 45°C for 24 hours.

•

Weighed single piece of drill core, coated with molten wax, recorded total weight.

•

Waxed sample placed into a graduated cylinder with water, removed bubbles.

•

Volume change was recorded.  (Wax specific gravity from literature; wax density 0.863 g/ml.

There were 324 density measurements completed on the samples.  The 324 density measurements were subdivided into the eight different principal lithologies present on the property as described in Section 7.0.  These lithologies were modelled using GemCom software with three-dimensional solids built for each.  The solids were then compared to the block model and the proportion of each lithology within each block was recorded.  The bulk density for each block was then determined as a weighted average of the various specific gravities present based on lithology.

Table 17.9
PRA Measured Specific Gravities

Lithology	Lith Code	Average SG by Lith Code	Rel. Std. Dev. by Lith Code (%)	No. of Tests
Andesite	AND	2.41	6.4	17
Non Welded Fragmental Tuffs	FTU	2.15	6.9	32
Obsidian Dykes	OBS	2.27	1.3	2
Latite Dyke	PLD	2.37	8.6	5
Pink Flow Banded Domal Rocks	PQ	2.24	7.0	108
Course Grained Tuff Breccia	TBX	2.25	5.7	23
Crystal and Lithic Tuff	TXTL	2.39	6.3	113
Welded Tuff	WLT	2.36	5.0	24
	Total	2.31		324

17.1.5

Block Model

A block model with 6 x 6 x 6 m blocks was superimposed on the various mineralized solids.  This model is identical to the one described in Section 17.1.6.  The model origin was as follows:

Lower-left	X Coordinate	788143.6325 E	Column Size	: 6 m	277 cols.
	Y Coordinate	30554534.4861 N	Row Size	: 6 m	269 rows.
Top Z Coordinate		2536 Elev.	Level Size	: 6 m	149 levels.
Rotation of 45 degrees anti-clockwise around the origin.

For each block in the model, the percentage of block below surface topography and the percentage within the structures were recorded.  Blocks were also coded with the structure (C1, C2 etc.) to determine which composites and which semivariogram to use.  Blocks were then coded with a sub-domain code which was used to orient the kriging search ellipse.  In blocks containing some percentage of underground workings the percent underground was subtracted from the percentage below topography when estimating tonnage.

Table 17.10
List of Sub-domains

Sub-domain	Number of Blocks	Azimuth for Search
300	18,143	Azimuth 300-120
310	12,108	Azimuth 310-130
335	10,680	Azimuth 335-155
352	13,127	Azimuth 352-172
365	135	Azimuth 005-185

17.1.6

Grade Interpolation

Grades for gold and silver were interpolated into the high grade model by ordinary kriging in a series of stages.  For each structure the appropriate semivariogram was used for kriging and to establish the dimensions for the search ellipses.  The various sub-domains were used to establish the search ellipse directions (azimuth and dip) for each set of structures.

Kriging was completed in four passes for each element within each structure and for each sub-domain.  Pass 1 used search ellipse dimensions equal to ¼ the semivariogram range in the three principal directions.  A minimum of four composites were required within the search ellipse to estimate the block.  For all kriging runs the maximum number of composites allowed from a single drill hole was three.  For blocks not estimated in Pass 1 a second pass was completed expanding the search ellipse dimensions to ½ the semivariogram range.  Again, a minimum four composites were required.  For Pass 1 and Pass 2, soft boundaries were used between the various structures so a block sitting in the C1 structure could see other near-by high grade composites.  For Pass 3 using the full range and Pass 4 using twice the range, hard boundaries were used and for example, a block sitting within C1 structure could only see composites within the C1 structure.

A similar exercise was completed to estimate the low grade gold and silver values in blocks containing some percentage of low grade using only low grade composites.  The low grade zones are defined as material outside the high grade structures but within the Carmen and Cob grade zone shells.  For the low grade estimate the sub domains controlled the search ellipse and composites outside the high grade but inside the low grade solids were used.

Finally another kriging exercise was completed on all blocks with some percentage outside the low grade shells and classified as external waste.  For this stage only composites outside the Carmen and Cob grade shell boundaries were used.

In all passes if more than 12 composites were found, the closest 12 were used and a maximum of three composites were allowed from any one drill hole.

17.1.7

Classification

Based on the study herein reported, delineated mineralization within the Carmen deposit is classified as a resource according to the following definition from National Instrument 43-101:

“In this Instrument, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The terms Measured, Indicated and Inferred are defined in 43-101 as follows:

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Geologic continuity is established from surface mapping, underground mapping and drill hole logging.  There is good geologic continuity and confidence in the grade zone shells for Carmen and Cob.  The geologic continuity of the high grade structures is a little more tenuous.  As a result, there was no measured material within this resource estimate, unlike previous estimates based purely on the Carmen and Cob grade shell models.  Grade continuity can be quantified by semivariogram analysis and is reflected in the classification based on search ellipse distances during the various kriging passes.  For the High Grade Estimate all blocks estimated in Pass 1 or Pass 2 using up to a maximum of ½ the semivariogram range were classed as Indicated.  All other blocks estimated were classified as Inferred.

Due to the importance of both gold and silver in the economics of this deposit the results have been tabulated using a gold equivalent cut-off grade.  This gold equivalent value has been calculated for each block in the model using a gold price of US$750.00/oz and a silver price of US$12.00/oz.  Gold and silver recoveries for each block were calculated based on the strategy described in Section 16.0 on Metallurgy.

The recovery function was based on gold and silver grades, depth, the structure and location within the deposit.  Based on the calculated recovery for each block a recovered gold and silver grade was calculated with gold equivalent grade estimated as follows:

AuEq g/t  =  (Gold Grade * Recovery %) + ((Silver Grade * Recovery %) * 12/750)

The results have been tabulated for a variety of recoverable gold equivalent (AuEq) cut-off grades separated into indicated and inferred for the high grade portions of the blocks as shown in Table 17.11.

The high grade mineral resource estimates at various cut-off grades are shown below, with the base case in bold type face:

Table 17.11
High Grade Mineral Resource Estimate for Carmen Deposit - Indicated

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	4,780	3.60	151.9	5.10	553,100	23,348,700
2.00	4,530	3.73	154.3	5.28	543,100	22,471,100
2.50	4,160	3.92	158.5	5.55	524,400	21,202,500
3.00	3,660	4.19	165.2	5.93	492,900	19,440,700
3.50	3,080	4.55	174.0	6.43	450,600	17,231,300
4.00	2,540	4.97	184.2	7.01	405,800	15,044,600

Table 17.12
High Grade Mineral Resource Estimate for Carmen Deposit - Inferred

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	2,850	3.54	84.4	4.37	324,500	7,738,300
2.00	2,620	3.73	87.8	4.60	313,900	7,396,400
2.50	2,297	4.02	91.0	4.93	297,100	6,720,600
3.00	1,921	4.40	94.6	5.35	271,800	5,845,000
3.50	1,561	4.81	99.9	5.84	241,500	5,014,000
4.00	1,224	5.29	107.1	6.42	208,100	4,216,300

1 Note 1:  Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

  Note 2:  Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

A second set of tables are provided to show the grades and tonnages using complete blocks (i.e. High Grade + Low Grade + Waste).  These tables would reflect the block grades available for a large scale open pit operation.  In other words the grades available if one could not mine to the limits of the high grade solid.

Table 17.13
Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Indicated

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	46,650	0.55	33.4	0.76	823,400	50,066,700
0.20	28,280	0.83	46.2	1.16	756,500	42,047,700
0.30	19,500	1.12	59.0	1.57	699,700	36,978,700
0.40	15,750	1.32	67.6	1.86	667,400	34,246,100
0.50	13,240	1.51	75.8	2.13	640,700	32,259,100
0.60	11,480	1.68	82.9	2.37	618,200	30,594,400
0.70	10,260	1.82	88.7	2.57	600,400	29,251,000
0.80	9,430	1.93	93.0	2.74	585,800	28,202,100
0.90	8,750	2.03	96.8	2.88	572,200	27,238,900
1.00	8,190	2.13	100.0	3.01	560,100	26,328,700

1 Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

  Note 2:  Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 17.14
Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Inferred

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	24,630	0.56	20.3	0.68	446,600	16,052,300
0.20	14,380,	0.88	27.0	1.07	406,900	12,485,400
0.30	10,860	1.09	32.0	1.34	381,600	11,155,400
0.40	9,460	1.21	34.5	1.49	368,300	10,502,300
0.50	8,420	1.32	36.8	1.62	356,500	9,958,700
0.60	7,450	1.43	39.1	1.75	342,800	9,369,600
0.70	6,640	1.54	41.3	1.89	329,400	8,823,700
0.80	6,000	1.64	43.2	2.01	316,900	8,339,600
0.90	5,450	1.74	45.1	2.13	304,700	7,905,100
1.00	4,980	1.83	46.7	2.24	293,200	7,476,800

1 Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

      Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

17.1.8

Model Verification

To check the resource estimation a second run was completed on the high grade solid using inverse distance squared (ID2) interpolation.  For inverse distance squared it was not possible to restrict the number of samples per drill hole so results are slightly different.  In general tonnage compared very well over the range of cut-off grades while grades were slightly higher than ordinary kriging (OK) (see Figures 17.5 and 17.6).

Figure 17.5
Grade-Tonnage Plot for Indicated Mineral Resource Comparing OK and ID2

Figure 17.6
Grade-Tonnage Plot for Inferred Mineral Resource Comparing OK and ID2

17.2

VETA MINITAS DEPOSIT ESTIMATE

The Veta Minitas deposit sits adjacent to the Monterde deposit to the northwest and covers the Veta Minitas structure.  It has been drill tested by a total of 64 drill holes of which eight are diamond drill holes and 56 are reverse circulation.  Of these 64 drill holes, all but LMR-51 are within the mineralized area and total 13,986 m.

17.2.1

Geologic Models

The resource estimation for Veta Minitas is similar to that completed on the Carmen deposit with a high grade structurally controlled style of mineralization modelled (based on a gold equivalent grade shell) along with a lower grade envelope for gold and a separate envelope for silver.  All material outside the low grade envelopes was considered waste.  The low grade gold shell was roughly based on a 0.3 g/t Au cut-off gradewhile the silver shell was based on a 35 g/t Ag cut-off grade.  The three-dimensional solids are shown in isometric views below.

Figure 17.7
Isometric View Looking Northwest Showing Veta Minitas High Grade Solids in Red and Drill Hole Traces

Figure 17.8
Isometric View Looking Northwest Showing Veta Minitas Low Grade Gold Solids in Red and Drill Hole Traces

Figure 17.9
Isometric View Looking Northwest Showing Veta Minitas Low Grade Silver Solids in Green and Drill Hole Traces

17.2.2

Data Analysis

A total of 7,038 assays for gold and silver were provided for the 64 drill holes.  Of these, five samples were blank for gold and silver and were set to 0.001 g/t.  In addition, a total of seven assay gaps were found and set to 0.001 g/t for gold and silver.  This brought the total number of assay for the project to 7,045.  The drill holes were “passed through” the three-dimensional solids for High Grade, Low Grade gold and Low Grade silver and each assay was tagged if within each of the solids.  The sample statistics for gold and silver shown in Table 17.15.

Table 17.15
Sample Statistics for Gold and Silver at Veta Minitas

	Gold (g/t)			Silver (g/t)
	High Grade Zone	Low Grade Zone	Waste	High Grade Zone	Low Grade Zone	Waste
Number of Assays	117	908	6,020	117	1,519	5,409
Mean (g/t)	4.54	0.22	0.032	320.66	31.13	6.84
Standard Deviation	8.08	0.41	0.075	748.77	36.81	15.75
Minimum	0.007	0.001	0.001	3.40	0.001	0.001
Maximum	51.40	3.86	1.58	5760.00	198.00	179.00
Coefficient of Variation	1.78	1.89	2.37	2.33	1.18	2.30

Lognormal cumulative probability plots were produced for gold and silver in both the mineralized zones and waste.  Each variable showed multiple overlapping lognormal populations.  In each case the individual populations were partitioned out.  The multiple overlapping populations for each variable result in different grade distributions and capping should be applied at different levels in each case.  In most cases a small proportion of high grades are present and could, at this level of drill information, be considered erratic.  Capping levels were chosen as shown in Table 17.16.

Table 17.16
Capping Levels at Veta Minitas

Au (g/t) in High Grade Zone			Ag (g/t) in High Grade Zone
Cap	Level	Number Capped	Cap	Level	Number Capped
2/2	37.0	2	2/2	648.0	5
Au (g/t) in Low Grade Zone			Ag (g/t) in Low Grade Zone
Cap	Level	Cap	Level	Cap	Level
		0			0
Au (g/t) in Waste			Ag (g/t) in Waste
Cap	Level	Number Capped	Cap	Level	Number Capped
2/3[1]	1.33	2	2/3	49.0	130

1 2/3 refers to a capping level of 2 Standard Deviations above the mean of population 3.

The effects of capping are shown in Table 17.17.

Table 17.17
Drill Hole Capped Sample Statistics Veta Minitas

	Gold (g/t)			Silver (g/t)
	High Grade Zone	Low Grade Zone	Waste	High Grade Zone	Low Grade Zone	Waste
Number of Assays	117	908	6,020	117	1,519	5,409
Mean (g/t)	4.36	0.22	0.032	220.33	31.13	5.90
Standard Deviation	7.17	0.41	0.074	149.68	36.81	10.06
Minimum	0.007	0.001	0.001	3.40	0.001	0.001
Maximum	37.00	3.86	1.33	648.00	198.00	49.00
Coefficient of Variation	1.64	1.89	2.35	0.68	1.18	1.70

17.2.3

Composites

Within the mineralized zones for gold and silver uniform down hole composites 3 m in length were formed to honour the solid boundaries.  Small intervals at the solid boundaries less than 1.5 m in length were combined with adjoining samples to form a uniform support of 3±1.5 m.

Table 17.18
Drill Hole 3-m Composite Statistics Veta Minitas

	Gold (g/t)			Silver (g/t)
	High Grade Zone	Low Grade Zone	Waste	High Grade Zone	Low Grade Zone	Waste
Number of Assays	89	604	3,997	89	1,016	3,581
Mean (g/t)	3.78	0.21	0.03	216.0	30.64	6.06
Standard Deviation	5.20	0.32	0.06	132.5	33.10	10.07
Minimum	0.041	0.001	0.001	5.78	0.001	0.001
Maximum	26.97	2.84	1.14	648.0	188.0	118.4
Coefficient of Variation	1.38	1.52	1.97	0.61	1.08	1.66

17.2.4

Variography

Pairwise relative semivariograms were produced for gold and silver in mineralized zones and in waste to develop models to constrain the estimation.  There were insufficient data in the high grade zone to produce separate models so the high grade and low grade zones were combined for variography.  In all cases geometric anisotropy was demonstrated and nested spherical models were fit to the data.  The parameters of the models are shown in Table 17.19.

Table 17.19
Summary of Semivariograms for Gold and Silver, Veta Minitas

Domain	Variable	Direction	C0	C1	C2	Range a1 (m)	Range a2 (m)
Mineralized Structures	Au	Az. 135 Dip 0	0.10	0.50	0.43	8	40
		Az. 45 Dip 0	0.10	0.50	0.43	8	28
		Az 0 Dip -90	0.10	0.50	0.43	8	24
Mineralized Structures	Ag	Az. 135 Dip 0	0.10	0.30	0.50	8	24
		Az. 45 Dip 0	0.10	0.30	0.50	10	30
		Az. 0 Dip -90	0.10	0.30	0.50	20	40
Waste Zone	Au	Az. 135 Dip 0	0.20	0.28	0.22	8	60
		Az. 45 Dip 0	0.20	0.28	0.22	8	44
		Az. 0 Dip -90	0.20	0.28	0.22	22	80
Waste Zone	Ag	Az. 135 Dip 0	0.20	0.30	0.30	8	60
		Az. 45 Dip 0	0.20	0.30	0.30	12	40
		Az. 0 Dip -90	0.20	0.30	0.30	8	40

17.2.5

Block Model

A similar block model used to estimate Carmen and consisting of 6 x 6 x 6 m blocks was superimposed over the Veta Minitas mineralized zone.  The Block Model Origin is shown below.

	Lower-left	X Coordinate	788143.6325 E	Column Size	: 6 m	277 cols.
		Y Coordinate	30554534.4861 N	Row Size	: 6 m	269 rows.
	Top Z Coordinate		2536 Elev.	Level Size	: 6 m	149 levels.
.	Rotation of 45 degrees anti-clockwise around the origin

For each block, the percentage below surface topography, the percentage within the gold and silver high grade solid, the percentage within the low grade gold, and the percentage within the low grade silver solids were recorded.  The percentage of waste was established by subtracting the percentage of high grade and low grade from the percentage below topography.  In addition sub domains reflecting different azimuths and dips were coded for the various mineralized structures.  These sub domains were used to determine the orientation of the kriging search ellipses.  The block was also assigned a lithology based on majority rule.

Sub Domain	Orientation of structure
300	Azimuth between 290 and 300, Dip -90
315	Azimuth between 310 and 325, Dip -90
335	Azimuth between 325 and 345, Dip -90
330	Azimuth between 325 and 345, Dip -85

17.2.6

Bulk Density

Bulk density was applied to each estimated block based on lithology as outlined in Table 17.9 for the adjoining Carmen deposit (Section 17.14).  Blocks not coded for lithology were assigned the average of 2.31.

17.2.7

Grade Interpolation

Grades for gold and silver at Veta Minitas were interpolated into blocks using ordinary kriging in three stages.

First, blocks containing some percentage within the high grade solid were estimated for both gold and silver using only composites from within the high grade solid.  Kriging search ellipse orientations were determined by the sub domain each block fell in.  Separate kriging runs were made for high grade blocks in Sub Domains 300, 315 and 335.

Next, blocks containing some percentage within the low grade solids were estimated for gold using composites within the low grade gold solid and for silver from composites within the low grade silver solid.  Again, separate kriging runs were made for low grade blocks located in each of the sub domains 300, 315, 330 and 335.

Finally, blocks containing some percentage outside the mineralized solids were estimated for waste gold and silver from composites located outside the gold solids and silver solids, respectively.

In all cases blocks were estimated using a series of passes, controlled by a search ellipse with dimensions based on the ranges of the semivariograms.  The search ellipse for Pass 1 had dimensions equal to ¼ the range of the semivariograms.  If a minimum four composites were not found for a given block, the search was expanded to ½ the range of the semivariograms in Pass 2.  Pass 3 and 4 followed using search ellipses with dimensions equal to the full range and twice the range if required.  During any pass if more than 12 composites were found the closest 12 were used with a maximum of three composites taken from any one drill hole.

17.2.8

Classification and Results

For the Veta Minitas deposit blocks estimated in Pass 1 or Pass 2 using a maximum of ½ the semivariogram range for either gold or silver were classified as Indicated.  The remaining blocks were classified as Inferred.  The results are presented in grade-tonnage tables at a range of gold grade cut-off gradess.

The high grade mineral resource estimates at Veta Minitas for various cut-off grades are shown below, with the base case shown in bold type.

Table 17.20
High Grade Mineral Resource Estimate for Veta Minitas Deposit - Indicated

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	43	4.00	292.74	5.53	5,500	404,700
2.00	42	4.08	294.12	5.62	5,500	397,200
2.50	39	4.38	298.51	5.94	5,500	374,300
3.00	34	4.80	303.22	6.37	5,200	331,500
3.50	27	5.63	307.98	7.20	4,900	267,400
4.00	25	5.89	311.39	7.47	4,700	250,300

Table 17.21
High Grade Mineral Resource Estimate for Veta Minitas Deposit - Inferred

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	800	4.14	184.82	5.04	106,400	4,753,900
2.00	761	4.39	186.40	5.29	107,400	4,560,600
2.50	747	4.45	186.35	5.35	106,800	4,475,500
3.00	689	4.69	182.83	5.56	103,900	4,050,000
3.50	546	5.41	168.48	6.17	94,900	2,957,700
4.00	466	5.90	158.87	6.60	88,500	2,380,200

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

  Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

A second set of tables are provided to show the grades and tonnages using complete blocks (i.e. High Grade + Low Grade + Waste).  These tables would reflect the block grades available for a large scale open pit operation.  In other words the grades available if one could not mine to the limits of the high grade solid.

Table 17.22
Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Indicated

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	3,400	0.24	14.10	0.25	26,700	1,541,000
0.20	880	0.49	29.32	0.58	13,700	829,600
0.30	510	0.68	36.04	0.82	11,100	591,000
0.40	240	1.06	67.70	1.37	8,100	522,400
0.50	130	1.52	112.86	2.08	6,300	471,700
0.60	100	1.81	141.16	2.54	5,800	453,800
0.70	90	1.99	161.98	2.84	5,800	468,700
0.80	85	2.07	168.70	2.95	5,700	461,000
0.90	81	2.15	172.92	3.05	5,600	450,300
1.00	78	2.21	175.81	3.13	5,500	440,900

1 Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

   Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 17.23
Total Mineral Resource Estimate (inclusive of High Grade)  for Veta Minitas Deposit - Inferred

(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	5,700	0.71	46.33	0.89	130,100	8,491,300
0.20	3,300	1.14	63.63	1.41	121,000	6,750,700
0.30	2,700	1.37	70.88	1.69	119,200	6,153,000
0.40	2,400	1.51	74.86	1.85	116,400	5,776,500
0.50	2,300	1.58	77.28	1.94	116,500	5,714,500
0.60	2,200	1.64	79.50	2.01	115,600	5,623,000
0.70	2,000	1.70	81.58	2.08	109,200	5,245,900
0.80	1,900	1.76	83.30	2.15	107,600	5,088,300
0.90	1,800	1.83	84.76	2.22	105,600	4,905,000
1.00	1,700	1.90	86.12	2.30	103,700	4,707,100

1 Note 1:  Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

   Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

18.0 OTHER RELEVANT DATA AND INFORMATION

There have been a number of resource estimates prepared for the Carmen deposit and those reports are available on Sedar.  The previous estimates were generally based upon grade shells with little geological interpretation.  The current resource estimate is based upon a thorough geological review interpretation of the structures.  No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

19.0 INTERPRETATIONS AND CONCLUSIONS

The interpretations and conclusions resulting from the work described above are as follows:

•

The Carmen and Veta Minitas deposits are volcanic hosted, low sulphidation, epithermal gold-silver deposits.  The deposits are located at a high level in the hydrothermal system.  The majority of sulphide minerals have been oxidized to depths of at least 350 m.

•

Gold and silver occur in structurally controlled splays and sub-parallel structures related to the main Carmen shear with a surrounding disseminated, mineralized stock work.  Mineralization has been defined over 700 m in strike length, 500 m in width and to a depth of about 350 m.

•

Subdividing the gold and silver mineralization into multiple sub-domains has led to interpolation of grades that better reflect observed mineralization.

•

The Carmen deposit and block model mineral resource estimate is suitable for use as the basis for the economic evaluation of the deposit in a preliminary economic assessment.

•

The high grade mineral resource estimates are shown in Table 1.1, and are duplicated below in Table 19.1.

Table 19.1
Base Case High Grade Mineral Resource Estimate for Carmen and Veta Minitas Deposits

(At a 3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	3,660	4.19	165.2	492,900	19,440,700
Indicated Veta Minitas	34	4.80	303.2	5,200	331,500
Total Indicated	3,694	4.19	166.5	498,100	19,772,200
Inferred Carmen	1,921	4.40	94.6	271,800	5,845,000
Inferred Veta Minitas	689	4.69	182.8	103,900	4,050,000
Total Inferred	2,610	4.48	117.9	375,700	9,895,000

•

The high grade resources lie within an overall halo of lower grade mineralization.  The base case total resource estimate, inclusive of the high grade estimate, is shown in Table 1.2, and are duplicated below in Table 19.2.

Table 19.2
Base Case Total Mineral Resource Estimate (inclusive of High Grade) for Carmen and Veta Minitas Deposits

(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	19,500	1.12	59.0	699,700	36,978,700
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Total Indicated	20,010	1.10	58.4	710,800	37,569,700
Inferred Carmen	10,800	1.09	32.0	381,600	11,155,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Total Inferred	13,500	1.15	39.9	500,800	17,308,400

20.0 RECOMMENDATIONS

It is recommended that an economic assessment of the Carmen deposit be prepared.  A preliminary economic assessment (PEA) in respect of the Carmen deposit, and the Veta Minitas deposit would require a budget of $100,000 to $160,000 and could be completed within four to six months.

Results from the recent regional exploration and associated mapping and sampling within a 4 km radius of the Carmen deposit should be carefully reviewed.  A decision should be made as to whether any exploratory drilling should take place where gold–silver mineralization and possible mineralized structures have been identified though surface assay sample results and geological mapping.

21.0 REFERENCES

Burgoyne, A.A., and Richards, J.B., 2007:

Technical Report, Estimate of Underground-mineable Resources On the Carmen Deposit at  Monterde, Guzapares Municipality, Chihuahua State, Mexico and dated July 15, 2007.

Burgoyne, A.A., 2007: Letter Report, Core Drilling Results Comparison to Reverse Circulation Drilling, Carmen Deposit, dated March 12, 2007

Burgoyne, A.A., 2004: Technical Evaluation Report, Mineral Resource Estimate J for Kimber Resources Inc. on The Monterde project, Guzapares Municipality, Chihuahua State, Mexico and dated April 6, 2004

Diaz Nieves, Laura Christina, 1999: Letter from Sierra Madre Gold de Mexico, S.A. de C.V. to Recuros Naturale Y Pesca confirming exploration land status.

Giroux, G.H. 2006: Mineral Resource Update on the Carmen Deposit, Monterde project, for Kimber Resources dated November 2006.

Giroux, G.H. 2007:  Mineral Resource Estimation on the Carmen Deposit, Monterde project, Guazapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc. May 29, 2007.

Giroux, G.H., 2007: Letter Report, Comparison of diamond drill results with reverse circulation results for both gold and silver on the Carmen project.

dated February 8, 2007.

Hitchborn, A.D. and Richards, J.B., 2001: Technical Report on the Monterde Mining District, Guzapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc. dated August 2001.

McLeod, J.A., 2003: Teck Cominco Ltd Global Discovery Lab, Letter report on mineralographic study,  dated November 17, 2003.

Northcote, B, 2003: Vancouver Petrograhics Report, on ore mineralography and petrography, dated November 15, 2003

Quirt, D and Shewfelt, D, 2005: Monterde project of Kimber Resources: Petrogenic and Alteration Studies, Saskatchewan Research Council, Private report, SRC Publication 10400-15C05, June 2005

Sierra Madre Gold Belt, 2001: Information Brochure on properties of Minefinders Corporation Inc., National Gold Corporation, Golden Goliath Resources Inc., Kimber Resources Inc., and Gammon Lake Resources Inc.

Thompson, Michael, and Howarth, Richard J., 1976:  Duplicate Analysis in Geochemical Practice; in Analyst, Volume 101, and pp. 690 - 698.

Trejo Dominguez, Ramon, 1999:

Sierra Madre Gold De Mexico, S.A. De C.V., Proyecto Garfia - Estudio Tecnio Justificativo Para el Cambio de Utilizacion de Terrenos Forestales a Uso en Exploracion Minera dated June 1999.

22.0 DATE AND SIGNATURE PAGE

Respectfully submitted
“G. H. Giroux” {signed and sealed} ___________________________ G. H. Giroux, P.Eng., MASc. Giroux Consultants Ltd. December 1, 2009	“B. T. Hennessey” {signed and sealed} ___________________________ B. Terrence Hennessey, P.Geo. Micon International Limited December 1, 2009
“R. G. Gowans” {signed and sealed} ___________________________ Richard Gowans, P.Eng. Micon International Limited. December 1, 2009	“J. B. Richards” {signed and sealed} ___________________________ J. Byron Richards, P.Eng. December 1, 2009
“P. H. Maré {signed and sealed} ___________________________ P. H. Maré, M.Sc., P.Geo. Kimber Resources Inc. December 1, 2009

23.0 CERTIFICATES

CERTIFICATE OF AUTHOR

G. H. Giroux

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1.

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia and a Senior Associate of Micon International Ltd.

2.

I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4.

I have practiced my profession continuously since 1970.  I have had over 30 years experience in base and precious metal resource estimation and in that time have worked on many narrow vein deposits including El Bronce, Efemçukuru, and North Bullfrog.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6.

I am responsible for Section 1, 2, 3, 14.5, 17, 18, 19 and 20, in the technical report dated December 1, 2009 entitled This report titled “An Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico"” dated December 1, 2009 (“Technical Report”) is based on a study of the data and literature available on the Monterde project and site visits conducted during the period September 28 to October 1, 2004, April 23 to 27, 2007 and June 22 to 26, 2009.

7.

I have previously completed resource estimates for this property during the period 2004 to 2007.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of December, 2009

“G.H. Giroux” {signed and sealed}

________________________

G. H. Giroux, P.Eng., MASc.

CERTIFICATE OF AUTHOR

B. T. Hennessey

As one of the authors of this report on certain mineral properties of Kimber Resources Inc. in Chihuahua State, Mexico, I, B. Terrence Hennessey, do hereby certify that:

1.

I am employed by, and carried out this assignment for

Micon International Limited

Suite 900, 390 Bay Street

Toronto, Ontario

M5H 2Y2

tel. (416) 362-5135

fax (416) 362-5763

e-mail:  thennessey@micon-international.com;

2.

I hold the following academic qualifications:

B.Sc. (Geology)

McMaster University

1978

3.

I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (membership # 0038); as well, I am a member in good standing of several other technical associations and societies, including:

The Australasian Institute of Mining and Metallurgy (Member)

The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4.

I have worked as a geologist in the minerals industry for over 30 years;

5.

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101.  My work experience includes 7 years as an exploration geologist looking for iron ore, gold, base metal and tin deposits, more than 11 years as a mine geologist in both open pit and underground mines and 12 years as a consulting geologist working in precious, ferrous and base metals and industrial minerals.  I have previous experience with mineral resource estimation;

6.

I visited Monterde project site during the period June 14 to 15, 2007;

7.

I am responsible for the preparation of Sections 2, 3 and 17.1.1 (portions) of the technical report titled “An Updated Mineral Resource Estimate For The Carmen And Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated December 1, 2009;

8.

I am independent of the parties for which this report is prepared, as defined in Section 1.4 of NI 43-101, other than providing consulting services;

9.

I have had no prior involvement with the mineral properties in question;

10.

I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 1st day of December, 2009

“B. Terrence Hennessey” {signed and sealed}

B. Terrence Hennessey, P.Geo.

Vice President, Micon International Limited

CERTIFICATE OF AUTHOR

R. M. Gowans

As a co-author of this report entitled “An Updated Mineral Resource Estimate For The Carmen And Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated December 1, 2009, I, Richard M. Gowans, P. Eng. do hereby certify that:

1.

I am employed by, and carried out this assignment for:

Micon International Limited

Suite 900, 390 Bay Street

Toronto, Ontario,

M5H 2Y2

tel. (416) 362-5135   fax (416) 362-5763

e-mail:  rgowans@micon-international.com

2.

I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K. 1980

3.

I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.

I have worked as an extractive metallurgist in the minerals industry for over 28 years.

5.

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101.  My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

6.

I visited the project site between 28 September, 2004 and October 1, 2004.

7.

I am responsible for the preparation of Section 16, of this report entitled “An Updated Mineral Resource Estimate For The Carmen And Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated December 1, 2009.

8.

I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101.

9.

I have had no prior involvement with the mineral properties in question.

10.

I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Signing date: December 1, 2009

“Richard M. Gowans” {signed and sealed}

Richard M. Gowans, P.Eng.

CERTIFICATE OF AUTHOR

J. B. Richards

I, J. Byron Richards, P.Eng., of 5995 Dunbar Street, Vancouver British Columbia, do hereby certify that:

1.

I am a consulting geological engineer.

2.

I graduated with a degree of Bachelor of Applied Science in Geological Engineering from the University of British Columbia in 1970.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

4.

I have worked as a geological engineer for 37 years since graduation.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reasons of training, relevant experience and membership in a professional association as defined by NI 43-101, I fulfill the requirements of a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for Section 14, Data Verification, in the technical report dated December 1, 2009 entitled “An Updated Mineral Resource Estimate For The Carmen And Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico.

7.

I have had prior involvement in the form of engineering studies with the property as a shareholder in the private company Kimber Resources Inc since 1999. I have visited the Monterde property numerous times in my prior role as Vice President, Engineering and Internal Qualified Person and QA/QC manager for Kimber Resources from the time it became a public company in 2002, to 2007, most recently in January of 2008.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the failure of which to disclose makes the Technical Report misleading.

9.

I am not independent of the issuer under NI 43-101 because the bulk of my professional fees are derived from Kimber Resources Inc, and I hold Kimber Resources Inc. shares.

10.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them, including electronic publication in the public company files on their websites accessible by the public.

Dated at Vancouver, B.C., December 1, 2009.

“J. B. Richards” {signed and sealed}

J. Byron Richards, B.A.Sc., P.Eng., Qualified Person

CERTIFICATE OF AUTHOR

P. H. Maré

I, P. H. (Marius) Maré, of 1307 Old English Lane, Oakville, Ontario, do hereby certify that:

1.

I am a professional geologist with an office at the above address.

2.

I am a graduate of the University of Manitoba in 1985 with a B. Sc. and in 1988 with a M.Sc., both in Geoscience.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4.

I have practiced my profession continuously since 1987.  I have had over 20 years experience in base and precious metal exploration.

5.

I am responsible for Sections 4 to 13 and 15 in the technical report dated December 1, 2009 entitled “An Updated Mineral Resource Estimate For The Carmen And Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated December 1, 2009.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, and affiliation with a professional association, I meet the requirements of a Qualified Person as defined in National Policy 43-101.

7.

I am employed as Vice President Exploration for Kimber Resources Inc. and have been an employee since November, 2007. I have worked continuously with Kimber’s data including extensive time spent on the Monterde property.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of December, 2009

“P. H. Maré” {signed and sealed}

________________________

P. H. Maré M.Sc., P. Geo.

APPENDIX 1

LISTING OF DRILL HOLES USED IN

CARMEN RESOURCE ESTIMATE

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
DFR- 01	787906.19	3055676.50	2428.87	206.00	165.19	-65.23	RC
DFR- 02	787926.00	3055694.50	2430.17	240.00	158.00	-64.79	RC
DFR- 03	787952.56	3055715.25	2421.35	228.00	165.45	-55.10	RC
DFR- 04	787964.69	3055743.25	2413.72	182.00	160.45	-59.44	RC
DFR- 05	787915.50	3055653.50	2420.35	186.00	160.31	-64.01	RC
DFR- 06	787988.06	3055753.00	2404.04	219.00	159.46	-63.14	RC
DFR- 07	788010.19	3055765.00	2400.72	300.00	159.98	-61.21	RC
DFR- 08	788034.88	3055774.50	2398.91	294.00	163.10	-59.20	RC
DFR- 09	787939.88	3055672.50	2419.17	228.00	167.20	-65.30	RC
DFR- 10	788042.69	3055753.25	2390.57	100.00	157.10	-62.70	RC
DFR- 11	788028.56	3055788.50	2393.16	124.00	157.70	-58.70	RC
DFR- 12	788049.38	3055779.00	2399.54	154.00	156.40	-60.70	RC
DFR- 13	788322.69	3055787.00	2317.15	267.00	155.10	-58.03	RC
DFR- 14	788356.25	3055777.00	2306.10	270.00	153.90	-59.55	RC
DFR- 15	788434.44	3055994.25	2391.15	272.00	153.50	-59.68	RC
DFR- 16	788285.69	3055794.00	2334.04	286.00	156.20	-60.23	RC
DFR- 17	788384.75	3055757.50	2293.98	246.00	155.30	-59.10	RC
DFR- 18	788446.19	3055591.50	2250.68	262.00	156.30	-59.67	RC
DFR- 19	788375.75	3055498.50	2276.92	186.00	160.00	-60.00	RC
DFR- 20	788299.75	3055705.50	2318.34	74.00	158.70	-58.53	RC
DNR- 01	788391.19	3055297.50	2275.75	210.00	225.50	-46.60	RC
DNR- 02	788413.63	3055150.75	2274.00	210.00	232.20	-45.70	RC
LMR- 01	787873.69	3055639.25	2411.32	78.00	160.00	-60.00	RC
LMR- 08	787860.44	3055665.25	2425.31	114.00	155.30	-66.30	RC
LMR- 09	787875.81	3055685.00	2433.40	120.00	151.80	-74.40	RC
MTC- 01	787956.69	3055661.50	2410.82	40.00	225.00	-60.00	DD
MTC- 02	788138.69	3055593.75	2347.04	40.00	223.70	-71.44	DD
MTC- 03	788215.81	3055639.25	2308.45	100.65	224.00	-70.57	DD
MTC- 04	788011.38	3055716.25	2395.32	122.00	225.00	-60.00	DD
MTC- 05	787962.44	3055707.00	2413.55	130.00	225.00	-60.00	DD
MTC- 06	788042.31	3055747.25	2390.56	253.15	223.80	-70.69	DD
MTC- 07	788025.00	3055695.50	2381.28	160.00	224.00	-60.94	DD
MTC- 08	788073.19	3055665.25	2355.24	124.00	224.50	-60.21	DD
MTC- 09	788162.75	3055589.50	2343.44	80.00	224.90	-65.39	DD
MTC- 10	788313.56	3055700.50	2313.18	250.00	222.70	-60.67	DD
MTC- 11	788114.88	3055682.00	2343.59	166.00	224.20	-65.37	DD
MTC- 12	788191.50	3055577.50	2332.80	76.00	227.30	-60.43	DD
MTC- 13	787924.69	3055672.50	2423.88	80.00	220.40	-60.36	DD
MTC- 14	788215.44	3055676.25	2330.27	108.00	223.80	-53.04	DD
MTC- 15	788332.44	3055687.00	2306.99	130.00	226.00	-60.14	DD
MTC- 16	788235.63	3055588.50	2308.62	144.00	222.40	-70.73	DD
MTC- 17	788177.50	3055679.50	2331.83	171.15	223.70	-65.27	DD
MTC- 18	788064.38	3055698.25	2374.20	150.00	229.60	-50.32	DD
MTC- 19	788487.44	3055947.25	2388.33	268.55	225.00	-65.00	DD
MTC- 20	788364.25	3055787.00	2304.29	320.15	225.00	-60.00	DD
MTC- 21	788430.69	3055712.75	2286.72	277.70	225.50	-64.64	DD
MTC- 22	788379.38	3055749.50	2292.42	280.85	223.20	-59.82	DD
MTC- 23	788446.38	3055699.25	2282.70	271.75	222.30	-66.10	DD
MTC- 24	788504.94	3055929.00	2391.98	271.00	218.90	-64.12	DD
MTC- 25	788528.44	3055882.75	2378.09	186.35	213.70	-70.49	DD
MTC- 26	788013.75	3055752.75	2401.43	259.55	221.70	-60.03	DD
MTC- 27	788252.44	3055715.00	2340.37	290.05	226.80	-60.82	DD
MTC- 28	788157.19	3055721.75	2352.25	300.10	224.30	-69.92	DD
MTC- 29	788443.19	3055584.50	2247.48	210.75	223.70	-65.32	DD
MTC- 30	788364.75	3055506.00	2279.94	110.75	220.90	-70.51	DD
MTC- 31	788012.19	3055717.50	2394.88	250.40	220.90	-70.20	DD
MTC- 32	787991.25	3055766.00	2398.54	290.10	225.00	-70.00	DD
MTC- 33	787967.81	3055673.25	2405.94	137.55	223.90	-59.61	DD
MTC- 34	788363.44	3055645.25	2279.70	210.75	221.10	-64.01	DD
MTC- 35	788200.25	3055729.75	2349.73	310.30	224.90	-69.04	DD
MTC- 36	788140.38	3055742.50	2361.96	131.25	225.00	-65.00	DD
MTC- 37	788073.25	3055746.00	2378.67	288.85	226.70	-80.27	DD
MTC- 38	788504.13	3055539.75	2247.94	263.10	224.30	-69.37	DD
MTC- 39	787993.44	3055804.25	2380.34	282.95	223.00	-66.01	DD

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTC- 40	788492.94	3055565.50	2255.79	299.30	223.70	-64.57	DD
MTC- 41	788389.63	3055778.75	2299.17	288.20	223.00	-69.54	DD
MTC- 42	788426.50	3055783.00	2309.58	308.25	232.90	-59.90	DD
MTC- 43	788338.81	3055834.50	2328.66	288.65	222.50	-63.40	DD
MTC- 44	788440.25	3055757.75	2305.05	300.20	225.20	-60.07	DD
MTC- 45	788130.56	3055625.25	2340.80	97.50	222.80	-60.81	DD
MTC- 46	788480.56	3055584.75	2258.39	274.90	225.90	-65.66	DD
MTC- 47	788446.31	3055668.50	2272.80	290.15	227.20	-65.33	DD
MTC- 48	788260.75	3055578.25	2299.17	131.45	227.40	-66.06	DD
MTC- 49	788217.00	3055780.25	2345.42	317.50	225.30	-65.18	DD
MTC- 50	788358.25	3055815.75	2316.41	219.90	220.40	-64.07	DD
MTC- 51	788086.81	3055721.00	2365.85	238.20	223.10	-69.94	DD
MTC- 52	788393.06	3055641.00	2269.79	210.75	222.70	-70.23	DD
MTC- 53	788305.88	3055728.25	2319.06	280.90	224.90	-59.76	DD
MTC- 54	788369.44	3055685.75	2290.25	250.40	221.90	-63.66	DD
MTC- 55	788459.63	3055988.25	2384.60	230.00	223.80	-64.89	DD
MTC- 56	788460.44	3055955.75	2390.83	249.85	224.30	-65.17	DD
MTC- 57	788272.75	3055558.25	2297.81	110.10	223.70	-59.85	DD
MTC- 58	788215.75	3055710.50	2344.37	303.90	222.50	-69.86	DD
MTC- 59	788497.00	3055499.25	2234.91	230.00	226.10	-65.68	DD
MTC- 60	787907.50	3055681.00	2430.34	131.45	220.40	-60.36	DD
MTC- 61	788443.44	3055618.25	2257.96	222.95	225.60	-65.45	DD
MTC- 62	788324.06	3055535.00	2292.71	140.60	223.70	-50.71	DD
MTC- 63	788441.94	3055477.75	2239.59	149.75	223.10	-55.40	DD
MTC- 64	788355.63	3055525.75	2279.89	121.00	227.50	-65.25	DD
MTC- 65	788245.88	3055775.25	2341.00	317.50	221.80	-69.94	DD
MTC- 66	788304.75	3055550.50	2293.02	170.00	232.80	-80.98	DD
MTC- 67	788020.94	3055763.50	2400.15	305.30	226.60	-74.97	DD
MTC- 68	788085.50	3055794.75	2400.85	332.75	223.60	-70.60	DD
MTC- 69	788141.25	3055777.75	2372.72	300.00	226.00	-71.35	DD
MTC- 70	788195.19	3055795.00	2351.66	335.50	222.20	-66.29	DD
MTC- 71	788413.38	3055520.75	2253.60	137.50	224.90	-56.00	DD
MTC- 72	788530.56	3055987.75	2398.21	317.50	225.00	-70.00	DD
MTC- 73	788418.56	3055493.50	2253.94	160.00	224.10	-65.67	DD
MTC- 74	788020.19	3055800.75	2387.79	338.85	224.30	-70.23	DD
MTC- 75	787966.31	3055783.25	2396.56	293.10	221.40	-50.50	DD
MTC- 76	788309.81	3055769.50	2325.47	338.85	226.10	-60.74	DD
MTC- 77	788299.00	3055794.00	2326.26	338.85	224.80	-60.42	DD
MTC- 78	788107.13	3055704.50	2354.53	262.45	221.50	-65.38	DD
MTC- 79	788506.75	3055824.50	2347.07	338.85	224.70	-64.91	DD
MTC- 80	788521.00	3055908.00	2391.19	335.80	223.10	-70.11	DD
MTC- 81	788519.25	3055645.50	2288.11	338.85	226.00	-69.93	DD
MTC- 82	788505.25	3055749.75	2313.05	338.85	221.50	-70.41	DD
MTC- 83	788515.75	3055683.75	2301.65	338.85	225.20	-70.22	DD
MTC- 84	788484.75	3055764.50	2314.24	338.85	226.30	-65.76	DD
MTC- 85	788454.94	3055841.75	2342.53	338.85	224.90	-70.67	DD
MTC- 86	788513.75	3055727.00	2313.68	326.00	227.00	-65.72	DD
MTC- 87	788539.69	3055467.25	2240.61	244.10	223.60	-55.66	DD
MTC- 88	788083.25	3055612.75	2364.31	100.95	220.80	-49.99	DD
MTC- 89	788521.00	3055485.50	2238.80	247.35	226.20	-44.62	DD
MTC- 90	788070.63	3055633.75	2362.32	100.60	222.90	-55.38	DD
MTC- 91	788545.19	3055686.50	2313.88	279.50	223.00	-75.36	DD
MTC- 92	788517.81	3055622.50	2288.02	268.70	225.00	-74.98	DD
MTC- 93	788229.25	3055865.00	2374.09	351.05	222.20	-59.78	DD
MTC- 94	788293.06	3055857.00	2353.19	236.85	223.20	-65.05	DD
MTC- 95	788284.25	3055889.25	2374.46	299.20	224.20	-64.99	DD
MTC- 96	787947.94	3055796.25	2395.92	258.25	223.10	-60.39	DD
MTC- 97	788121.44	3055642.75	2340.86	181.95	223.40	-60.49	DD
MTC- 98	788322.69	3055860.75	2346.89	320.55	226.20	-59.22	DD
MTC- 99	788284.88	3055638.25	2311.65	201.60	223.90	-60.15	DD
MTC-100	788245.69	3055641.25	2308.93	149.75	225.10	-66.06	DD
MTC-101	788280.94	3055527.00	2306.34	70.45	222.90	-45.73	DD
MTC-102	788380.56	3055589.50	2264.18	149.75	224.70	-45.27	DD
MTC-103	788386.00	3055491.75	2272.15	100.95	226.80	-46.44	DD
MTC-104	788451.75	3055786.50	2316.74	548.64	225.00	-68.00	DD
MTC-105	788297.31	3055754.25	2326.22	409.88	225.00	-68.00	DD

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTC-106	788524.88	3055666.50	2302.70	502.92	225.00	-65.00	DD
MTC-107	787937.19	3055889.25	2373.81	405.38	225.00	-70.00	DD
MTC-108	788450.75	3055784.50	2316.68	475.49	225.00	-60.00	DD
MTC-109	788349.44	3055806.00	2316.03	509.02	225.00	-70.00	DD
MTC-110	788171.31	3055841.25	2367.20	460.25	225.00	-70.00	DD
MTC-111	788095.50	3055901.75	2384.33	457.20	225.00	-70.00	DD
MTC-112	788525.75	3055667.75	2302.72	551.69	225.00	-75.00	DD
MTC-113	788395.88	3055641.75	2269.04	344.42	220.00	-75.00	DD
MTC-114	788270.94	3055870.50	2364.69	509.02	220.00	-60.00	DD
MTC-115	788349.81	3055807.00	2315.94	524.00	220.00	-80.00	DD
MTC-116	787952.50	3055869.75	2370.58	460.25	220.00	-78.00	DD
MTC-117	788635.69	3055704.50	2369.64	568.90	220.00	-65.00	DD
MTC-118	788271.13	3055870.50	2364.61	521.82	220.00	-75.00	DD
MTC-119	788055.94	3055931.25	2357.77	603.50	220.00	-80.00	DD
MTC-120	788086.06	3055627.25	2359.62	51.82	225.00	-65.00	DD
MTC-121	788121.44	3055642.25	2340.79	121.92	225.00	-65.00	DD
MTR- 01	788251.38	3055724.50	2340.60	92.00	225.00	-55.00	RC
MTR- 02	788304.25	3055705.25	2315.81	106.00	205.00	-55.00	RC
MTR- 03	788084.63	3055624.75	2360.09	86.00	225.00	-65.00	RC
MTR- 05	788182.00	3055614.50	2324.88	118.00	225.00	-55.00	RC
MTR- 06	788367.06	3055693.25	2294.77	124.00	205.00	-50.00	RC
MTR- 07	788375.63	3055748.00	2292.50	92.00	205.00	-50.00	RC
MTR- 08	788281.81	3055535.75	2305.51	44.00	225.00	-60.00	RC
MTR- 09	787940.94	3055677.75	2419.06	96.00	225.00	-60.00	RC
MTR- 10	787974.13	3055673.75	2400.20	102.00	225.00	-60.00	RC
MTR- 11	788000.06	3055703.50	2395.32	182.00	225.00	-60.00	RC
MTR- 12	788094.63	3055650.00	2346.56	118.00	225.00	-60.00	RC
MTR- 13	788073.31	3055668.25	2354.85	128.00	225.00	-60.00	RC
MTR- 14	788102.19	3055608.75	2358.21	80.00	225.00	-55.00	RC
MTR- 15	788185.69	3055587.50	2335.01	74.00	225.00	-60.00	RC
MTR- 16	788233.94	3055586.25	2308.56	112.00	225.00	-65.00	RC
MTR- 17	788195.94	3055725.25	2350.41	246.00	225.00	-70.00	RC
MTR- 18	787879.38	3055688.75	2433.15	80.00	225.00	-70.00	RC
MTR- 19	788050.69	3055760.75	2390.32	294.00	230.77	-75.00	RC
MTR- 20	788370.81	3055643.75	2278.27	198.00	225.00	-70.00	RC
MTR- 21	788232.06	3055653.00	2314.75	168.00	225.00	-65.00	RC
MTR- 22	787888.38	3055665.00	2421.83	98.00	160.00	-70.00	RC
MTR- 23	788027.94	3055734.75	2393.48	178.00	225.00	-55.00	RC
MTR- 24	788015.69	3055641.75	2389.60	66.00	225.00	-60.00	RC
MTR- 25	788005.06	3055745.75	2404.35	204.00	219.81	-55.00	RC
MTR- 26	788049.06	3055716.75	2382.24	156.00	223.22	-55.00	RC
MTR- 27	788082.75	3055598.50	2370.32	60.00	215.00	-55.00	RC
MTR- 28	787994.06	3055654.00	2396.39	80.00	225.00	-45.00	RC
MTR- 29	788010.06	3055714.50	2394.93	150.00	225.00	-55.00	RC
MTR- 30	788062.13	3055611.00	2375.49	60.00	225.00	-45.00	RC
MTR- 31	788037.81	3055628.75	2381.61	66.00	225.00	-45.00	RC
MTR- 32	788362.88	3055485.75	2283.64	52.00	225.00	-45.00	RC
MTR- 33	788342.25	3055505.50	2288.15	66.00	225.00	-60.00	RC
MTR- 34	788267.69	3055546.50	2303.37	68.00	225.00	-45.00	RC
MTR- 35	788247.31	3055557.25	2304.22	66.00	225.00	-60.00	RC
MTR- 36	788196.75	3055647.00	2312.56	154.00	225.00	-60.00	RC
MTR- 37	788214.50	3055630.75	2307.13	120.00	225.00	-65.00	RC
MTR- 38	788316.06	3055516.00	2300.51	68.00	225.00	-45.00	RC
MTR- 39	788296.00	3055535.75	2300.39	66.00	225.00	-60.00	RC
MTR- 40	788250.25	3055598.25	2297.73	130.00	225.00	-65.00	RC
MTR- 41	788232.25	3055585.25	2308.79	86.00	225.00	-45.00	RC
MTR- 42	788049.56	3055718.25	2382.16	196.00	213.16	-75.00	RC
MTR- 43	788028.44	3055736.00	2393.66	300.00	228.10	-75.10	RC
MTR- 44	788005.75	3055748.00	2404.35	300.00	224.67	-75.00	RC
MTR- 45	788028.94	3055776.75	2398.36	300.00	226.78	-75.00	RC
MTR- 46	788070.13	3055744.25	2378.98	298.00	218.00	-76.70	RC
MTR- 47	788194.75	3055723.00	2350.56	84.00	225.00	-45.00	RC
MTR- 48	788224.94	3055718.50	2345.61	114.00	227.20	-66.60	RC
MTR- 49	788085.63	3055719.50	2362.67	206.00	229.90	-70.20	RC
MTR- 50	788085.00	3055720.00	2363.47	170.00	231.30	-45.00	RC
MTR- 51	788119.00	3055644.00	2340.90	124.00	229.20	-64.70	RC

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTR- 52	788148.25	3055637.25	2329.46	118.00	226.50	-58.30	RC
MTR- 53	788205.94	3055597.25	2320.96	110.00	230.00	-65.80	RC
MTR- 54	788370.63	3055516.25	2278.23	106.00	224.40	-69.20	RC
MTR- 55	788173.38	3055632.75	2320.52	114.00	219.60	-50.90	RC
MTR- 56	788311.81	3055599.50	2288.81	120.00	226.00	-51.00	RC
MTR- 57	788319.25	3055704.00	2313.15	70.00	225.00	-70.00	RC
MTR- 58	788319.69	3055673.25	2304.33	240.00	227.10	-55.30	RC
MTR- 59	788295.50	3055688.50	2317.62	204.00	230.70	-56.00	RC
MTR- 60	788135.00	3055592.00	2350.11	74.00	233.10	-70.60	RC
MTR- 61	788185.13	3055567.00	2337.08	70.00	228.60	-54.60	RC
MTR- 62	788398.50	3055470.00	2266.55	80.00	234.50	-65.10	RC
MTR- 63	788198.31	3055698.25	2342.10	64.00	231.20	-61.10	RC
MTR- 64	788022.38	3055692.50	2382.27	134.00	225.60	-60.00	RC
MTR- 65	788163.44	3055588.00	2343.89	78.00	229.00	-55.40	RC
MTR- 66	788104.06	3055633.25	2351.78	98.00	228.10	-64.70	RC
MTR- 67	788057.56	3055648.25	2365.98	96.00	230.20	-59.00	RC
MTR- 68	788124.81	3055618.50	2348.07	100.00	226.00	-54.60	RC
MTR- 69	788281.00	3055563.75	2293.97	84.00	227.80	-44.00	RC
MTR- 70	788082.50	3055678.00	2355.98	156.00	228.00	-65.90	RC
MTR- 71	788243.69	3055635.50	2305.17	192.00	234.60	-70.00	RC
MTR- 72	788269.69	3055618.75	2300.59	198.00	233.30	-65.80	RC
MTR- 73	788201.13	3055627.25	2310.69	120.00	225.30	-50.20	RC
MTR- 74	788004.75	3055672.75	2387.28	96.00	225.00	-50.00	RC
MTR- 75	788027.88	3055664.50	2378.58	90.00	225.60	-49.50	RC
MTR- 76	788037.13	3055679.00	2373.74	102.00	228.00	-50.00	RC
MTR- 77	787957.13	3055700.00	2414.88	120.00	227.80	-55.40	RC
MTR- 78	788020.88	3055691.75	2382.17	126.00	223.60	-51.30	RC
MTR- 79	788074.63	3055640.75	2354.36	80.00	227.70	-65.70	RC
MTR- 80	788146.50	3055639.75	2330.86	102.00	225.00	-55.00	RC
MTR- 81	788217.50	3055607.25	2311.98	126.00	227.30	-64.80	RC
MTR- 82	788133.25	3055661.50	2331.68	117.00	231.40	-65.70	RC
MTR- 83	787985.63	3055729.25	2411.64	208.00	224.20	-60.30	RC
MTR- 84	787924.81	3055667.25	2424.38	152.00	228.70	-61.40	RC
MTR- 85	787969.75	3055715.00	2412.81	230.00	224.92	-60.04	RC
MTR- 86	788084.31	3055614.00	2365.52	96.00	223.70	-64.90	RC
MTR- 87	788066.00	3055630.25	2364.53	96.00	227.00	-54.50	RC
MTR- 88	788005.25	3055639.75	2396.40	72.00	229.10	-60.10	RC
MTR- 89	787975.88	3055645.50	2408.44	78.00	228.10	-51.10	RC
MTR- 90	787958.56	3055663.75	2410.12	90.00	235.20	-59.30	RC
MTR- 91	788061.19	3055731.00	2379.15	216.00	228.60	-60.20	RC
MTR- 92	788064.44	3055698.25	2372.27	174.00	225.00	-50.00	RC
MTR- 93	788107.63	3055743.25	2371.68	216.00	227.70	-49.50	RC
MTR- 94	788024.69	3055730.50	2393.96	220.00	230.60	-59.00	RC
MTR- 95	788058.31	3055764.00	2390.48	308.00	226.60	-59.65	RC
MTR- 96	788106.38	3055671.25	2344.00	144.00	223.50	-58.70	RC
MTR- 97	788134.63	3055628.25	2341.40	120.00	228.40	-55.00	RC
MTR- 98	788098.06	3055699.25	2355.88	192.00	227.20	-64.40	RC
MTR- 99	788157.94	3055762.25	2363.74	294.00	229.90	-59.90	RC
MTR-100	788131.31	3055780.75	2378.04	258.00	225.00	-59.90	RC
MTR-101	788143.88	3055672.00	2333.81	196.00	223.10	-70.60	RC
MTR-102	788155.94	3055613.75	2333.13	102.00	226.50	-58.60	RC
MTR-103	788115.44	3055798.50	2390.61	300.00	225.40	-59.20	RC
MTR-104	788156.25	3055580.00	2348.69	82.00	227.90	-51.90	RC
MTR-105	788175.75	3055599.25	2334.17	118.00	231.30	-56.00	RC
MTR-106	788296.94	3055713.75	2319.38	242.00	227.30	-61.80	RC
MTR-107	788203.44	3055799.75	2348.98	198.00	232.70	-58.50	RC
MTR-108	788214.50	3055787.25	2345.59	210.00	226.20	-59.90	RC
MTR-109	788159.25	3055653.00	2322.77	150.00	222.70	-61.10	RC
MTR-110	788063.69	3055647.25	2363.50	112.00	229.70	-66.74	RC
MTR-111	788217.00	3055635.00	2307.48	102.00	222.90	-69.33	RC
MTR-112	788207.88	3055630.75	2307.60	150.00	223.20	-59.79	RC
MTR-113	788313.69	3055696.25	2312.92	294.00	223.80	-55.08	RC
MTR-114	788045.25	3055669.75	2367.81	118.00	223.60	-54.94	RC
MTR-115	788041.06	3055684.25	2372.79	142.00	222.95	-55.39	RC
MTR-116	788310.81	3055710.25	2314.11	293.00	224.50	-60.27	RC
MTR-117	788203.81	3055638.00	2308.08	160.00	226.80	-64.08	RC

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTR-118	788222.75	3055622.25	2304.38	80.00	223.70	-65.25	RC
MTR-119	788026.13	3055684.75	2380.64	124.00	224.50	-55.37	RC
MTR-120	788083.56	3055630.50	2355.87	68.00	223.23	-65.73	RC
MTR-121	788223.00	3055662.00	2320.72	118.00	216.00	-65.55	RC
MTR-122	788239.81	3055661.75	2321.44	210.00	223.40	-64.56	RC
MTR-123	788228.19	3055616.50	2302.67	166.00	227.30	-71.69	RC
MTR-124	788189.25	3055716.75	2350.49	300.00	228.90	-71.15	RC
MTR-125	788216.50	3055674.75	2329.55	202.00	222.60	-61.43	RC
MTR-126	788112.75	3055679.25	2344.40	172.00	228.30	-60.44	RC
MTR-127	788107.69	3055789.00	2391.16	310.00	225.70	-60.04	RC
MTR-128	788257.88	3055610.25	2296.14	205.00	222.40	-70.07	RC
MTR-129	788152.56	3055752.00	2361.56	298.00	224.10	-60.37	RC
MTR-130	788330.81	3055684.25	2305.25	276.00	224.90	-59.80	RC
MTR-131	788377.25	3055660.50	2282.85	224.00	221.30	-69.92	RC
MTR-132	788359.69	3055637.50	2278.71	196.00	229.00	-70.15	RC
MTR-133	788185.31	3055643.00	2313.21	150.00	221.50	-56.50	RC
MTR-134	788135.00	3055592.25	2348.37	31.00	225.00	-45.00	RC
MTR-135	788258.44	3055575.50	2299.26	118.00	224.20	-60.81	RC
MTR-136	787986.13	3055685.25	2396.50	168.00	224.00	-60.24	RC
MTR-137	788289.44	3055572.25	2288.76	118.00	223.60	-50.70	RC
MTR-138	788119.25	3055687.25	2343.65	190.00	223.90	-61.80	RC
MTR-139	788202.81	3055590.75	2324.76	130.00	225.40	-63.22	RC
MTR-140	788361.44	3055675.25	2293.50	208.00	226.90	-70.33	RC
MTR-141	788215.06	3055566.50	2320.66	100.00	221.70	-53.75	RC
MTR-142	788232.88	3055547.25	2310.57	118.00	224.50	-58.38	RC
MTR-143	788388.25	3055633.75	2271.12	192.00	225.80	-69.54	RC
MTR-144	788348.13	3055522.75	2284.49	120.00	224.40	-61.08	RC
MTR-145	788358.13	3055498.50	2284.10	96.00	222.50	-72.69	RC
MTR-146	788175.56	3055675.50	2329.66	202.00	220.80	-59.25	RC
MTR-147	788130.75	3055728.00	2362.53	240.00	221.50	-64.17	RC
MTR-148	788253.13	3055673.50	2329.03	232.00	222.30	-66.11	RC
MTR-149	788204.69	3055734.50	2348.94	218.00	226.00	-69.82	RC
MTR-150	788326.94	3055538.25	2291.32	130.00	223.90	-45.15	RC
MTR-151	788303.88	3055552.00	2292.11	130.00	223.30	-60.48	RC
MTR-152	788338.06	3055692.50	2305.75	258.00	226.10	-65.23	RC
MTR-153	788127.56	3055696.75	2347.98	208.00	222.90	-60.22	RC
MTR-154	788156.69	3055682.50	2336.71	234.00	221.00	-69.85	RC
MTR-155	788138.94	3055710.50	2353.57	216.00	221.70	-66.36	RC
MTR-156	788000.38	3055741.25	2406.20	264.00	225.20	-68.41	RC
MTR-157	788298.69	3055756.75	2329.93	252.00	224.50	-60.33	RC
MTR-158	788222.56	3055681.25	2332.66	246.00	224.40	-63.60	RC
MTR-159	788171.75	3055698.75	2338.99	211.00	221.30	-70.38	RC
MTR-160	788283.00	3055773.00	2335.97	260.00	222.40	-58.99	RC
MTR-161	787987.69	3055764.25	2400.73	264.00	220.10	-60.23	RC
MTR-162	788168.25	3055769.75	2364.43	238.00	216.90	-59.07	RC
MTR-163	788094.81	3055729.75	2366.67	240.00	221.90	-75.41	RC
MTR-164	788312.50	3055739.50	2319.83	250.00	221.60	-60.04	RC
MTR-165	788016.56	3055757.25	2401.59	276.00	217.70	-70.37	RC
MTR-166	788111.00	3055746.50	2371.63	260.00	221.80	-68.88	RC
MTR-167	788193.06	3055686.25	2333.79	190.00	228.60	-60.27	RC
MTR-168	787970.19	3055779.50	2397.61	264.00	215.30	-60.32	RC
MTR-169	788238.88	3055735.75	2341.64	276.00	219.70	-68.82	RC
MTR-170	788151.50	3055721.75	2353.74	226.00	226.20	-65.41	RC
MTR-171	788104.81	3055703.75	2354.88	242.00	232.00	-70.45	RC
MTR-172	787966.50	3055737.75	2413.33	276.00	218.40	-60.03	RC
MTR-173	787948.13	3055795.50	2396.37	276.00	220.30	-58.57	RC
MTR-174	788122.44	3055758.25	2372.27	250.00	223.70	-69.51	RC
MTR-175	788317.56	3055600.25	2288.39	174.00	228.20	-63.90	RC
MTR-176	787926.50	3055813.25	2397.95	202.00	224.30	-59.96	RC
MTR-177	788008.00	3055786.00	2391.58	270.00	220.60	-59.89	RC
MTR-178	788165.63	3055731.75	2353.80	280.00	228.30	-65.88	RC
MTR-179	788294.75	3055708.25	2320.32	100.00	230.20	-45.48	RC
MTR-180	787891.75	3055806.50	2413.54	186.00	218.30	-59.28	RC
MTR-181	788309.25	3055555.25	2293.32	140.00	234.70	-70.34	RC
MTR-182	788313.44	3055773.75	2323.28	230.00	224.30	-60.18	RC
MTR-183	787991.25	3055801.50	2380.61	296.00	223.40	-58.63	RC

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTR-184	787935.13	3055718.00	2429.97	172.00	225.80	-56.24	RC
MTR-185	787924.50	3055700.00	2430.46	142.00	225.20	-55.78	RC
MTR-186	788247.69	3055707.25	2341.24	301.00	225.20	-63.58	RC
MTR-187	787908.50	3055791.25	2414.48	256.00	223.30	-60.77	RC
MTR-188	787948.00	3055762.50	2414.80	232.00	225.10	-60.88	RC
MTR-189	787925.50	3055774.00	2417.56	268.00	224.90	-60.31	RC
MTR-190	787906.88	3055682.25	2430.73	132.00	220.50	-60.03	RC
MTR-191	787928.38	3055744.00	2433.14	182.00	227.40	-53.57	RC
MTR-192	787909.88	3055760.50	2432.69	208.00	225.80	-64.49	RC
MTR-193	788327.25	3055718.00	2310.23	270.00	223.80	-64.67	RC
MTR-194	787889.69	3055773.75	2432.39	214.00	224.20	-61.37	RC
MTR-195	787859.25	3055774.75	2433.42	218.00	232.10	-61.41	RC
MTR-196	788179.56	3055745.00	2356.93	296.00	223.70	-64.27	RC
MTR-197	788552.63	3055907.75	2397.36	174.00	221.60	-59.85	RC
MTR-198	788439.50	3055617.75	2254.07	180.00	228.90	-59.99	RC
MTR-199	788439.56	3055580.00	2247.47	186.00	225.70	-60.70	RC
MTR-200	788527.25	3055925.25	2396.97	240.00	221.00	-59.55	RC
MTR-201	788637.94	3055783.50	2391.61	156.00	216.80	-56.67	RC
MTR-202	788423.63	3055673.75	2273.77	250.00	224.20	-61.33	RC
MTR-203	788432.56	3055655.25	2267.61	244.00	217.10	-61.35	RC
MTR-204	788517.88	3055950.50	2394.12	210.00	222.80	-59.85	RC
MTR-205	788496.25	3055961.75	2390.21	240.00	220.40	-59.45	RC
MTR-206	788420.06	3055700.25	2281.97	250.00	226.30	-60.27	RC
MTR-207	788419.56	3055735.25	2292.68	260.00	228.20	-60.20	RC
MTR-208	788471.25	3055966.75	2388.03	246.00	219.80	-60.19	RC
MTR-209	788397.44	3055754.75	2292.51	250.00	224.10	-59.97	RC
MTR-210	787861.13	3055708.25	2447.90	196.00	222.60	-60.12	RC
MTR-211	788568.31	3055886.25	2396.22	216.00	219.20	-60.60	RC
MTR-212	788588.31	3055871.25	2394.73	233.00	227.00	-60.66	RC
MTR-213	788451.00	3055982.50	2388.45	222.00	221.50	-59.51	RC
MTR-214	787905.81	3055717.25	2446.13	214.00	227.60	-61.63	RC
MTR-215	787836.50	3055711.00	2448.05	196.00	224.60	-60.70	RC
MTR-216	787807.44	3055690.50	2450.16	166.00	232.70	-59.48	RC
MTR-217	788611.81	3055857.75	2394.92	228.00	221.40	-59.86	RC
MTR-218	788627.06	3055837.25	2394.46	258.00	219.70	-60.62	RC
MTR-219	788458.19	3055563.50	2244.62	184.00	221.70	-60.12	RC
MTR-220	788452.06	3055627.50	2263.00	226.00	224.20	-60.32	RC
MTR-221	788461.25	3055604.25	2261.99	234.00	224.20	-59.79	RC
MTR-222	788505.63	3055887.75	2379.01	246.00	221.40	-63.99	RC
MTR-223	788479.94	3055933.75	2386.23	212.00	225.00	-59.76	RC
MTR-224	788390.56	3055777.00	2299.22	268.00	224.70	-60.79	RC
MTR-225	788445.50	3055697.00	2282.43	186.00	225.60	-59.32	RC
MTR-226	788503.69	3055921.75	2391.47	252.00	223.20	-60.11	RC
MTR-227	788441.13	3055970.25	2394.53	228.00	224.20	-59.93	RC
MTR-228	788457.69	3055950.50	2392.04	198.00	221.40	-60.32	RC
MTR-229	788440.19	3055723.25	2292.48	234.00	220.50	-59.99	RC
MTR-230	788371.19	3055796.75	2305.76	294.00	228.40	-59.96	RC
MTR-231	788525.63	3055878.75	2377.96	154.00	217.20	-58.85	RC
MTR-232	788423.13	3055985.00	2394.76	204.00	216.70	-59.55	RC
MTR-233	788357.13	3055813.75	2316.44	248.00	225.80	-59.47	RC
MTR-234	788473.38	3055541.25	2239.44	172.00	225.00	-60.00	RC
MTR-235	788486.56	3055517.75	2236.68	188.00	220.50	-58.98	RC
MTR-236	788318.69	3055531.00	2295.62	154.00	229.70	-70.28	RC
MTR-237	788341.19	3055829.25	2329.06	270.00	220.80	-59.60	RC
MTR-238	788468.94	3055918.50	2378.99	240.00	222.90	-60.72	RC
MTR-239	788355.25	3055524.50	2280.71	132.00	227.20	-70.81	RC
MTR-240	788443.50	3055935.25	2384.93	256.00	219.50	-59.72	RC
MTR-241	788316.31	3055563.75	2285.08	154.00	217.40	-75.50	RC
MTR-242	788403.50	3056003.00	2390.63	210.00	217.70	-59.58	RC
MTR-243	788461.56	3055746.25	2303.25	262.00	222.30	-60.04	RC
MTR-244	788410.19	3055482.25	2258.81	108.00	222.00	-66.25	RC
MTR-245	788393.31	3055497.75	2268.76	92.00	220.90	-50.00	RC
MTR-246	788482.50	3055623.00	2275.56	249.00	225.00	-62.19	RC
MTR-247	788480.88	3055903.50	2378.49	86.00	225.00	-60.00	RC
MTR-248	788387.50	3055817.25	2313.84	288.00	228.20	-59.32	RC
MTR-249	788350.56	3055772.25	2303.80	264.00	220.50	-58.93	RC

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTR-250	788444.00	3055753.75	2304.62	264.00	220.50	-57.94	RC
MTR-251	788421.25	3055774.25	2304.47	264.00	221.40	-60.56	RC
MTR-252	788459.69	3055672.50	2279.10	244.00	221.40	-59.91	RC
MTR-253	788474.13	3055584.50	2257.27	232.00	224.30	-63.90	RC
MTR-254	788491.69	3055564.00	2255.70	252.00	221.10	-60.84	RC
MTR-255	788498.69	3055539.50	2248.56	240.00	223.60	-60.69	RC
MTR-256	788321.00	3055883.50	2360.36	300.00	224.80	-60.30	RC
MTR-257	788324.63	3055858.00	2346.85	300.00	226.80	-59.32	RC
MTR-258	788394.50	3055778.75	2299.10	240.00	221.70	-69.27	RC
MTR-259	788457.69	3055991.00	2384.62	264.00	227.60	-64.19	RC
MTR-260	788476.38	3055972.75	2386.98	282.00	224.30	-69.53	RC
MTR-261	788420.50	3055496.50	2253.72	189.00	231.40	-65.48	RC
MTR-262	788510.56	3055971.75	2393.20	270.00	222.60	-65.49	RC
MTR-263	788519.38	3055942.25	2394.38	276.00	224.90	-70.02	RC
MTR-264	788348.56	3055838.75	2329.11	304.00	224.70	-64.49	RC
MTR-265	788401.25	3055507.00	2263.09	150.00	226.20	-56.54	RC
MTR-266	788435.81	3055513.25	2243.46	174.00	225.20	-66.67	RC
MTR-267	788414.13	3055520.75	2253.15	150.00	225.70	-56.81	RC
MTR-268	788328.50	3055816.00	2327.92	300.00	225.80	-58.72	RC
MTR-269	788334.63	3055730.00	2308.82	260.00	223.60	-69.41	RC
MTR-270	788361.25	3055674.50	2293.37	240.00	227.10	-56.11	RC
MTR-271	788389.38	3055635.75	2271.02	217.00	224.10	-61.39	RC
MTR-272	788321.69	3055752.50	2318.58	272.00	225.20	-64.64	RC
MTR-273	788630.44	3055841.75	2395.02	246.00	228.10	-69.70	RC
MTR-274	788644.13	3055819.75	2395.69	262.00	220.80	-59.56	RC
MTR-275	788441.94	3055618.25	2255.95	228.00	222.00	-49.24	RC
MTR-276	788350.13	3055707.25	2305.62	280.00	218.50	-64.48	RC
MTR-277	788319.75	3055780.75	2317.17	36.00	225.00	-65.00	RC
MTR-278	788457.56	3055778.00	2316.43	256.00	223.00	-64.57	RC
MTR-279	788444.44	3055899.00	2368.26	230.00	220.90	-64.14	RC
MTR-280	788521.25	3055945.00	2395.46	304.00	222.10	-64.99	RC
MTR-281	788320.94	3055788.75	2317.26	272.00	225.00	-65.00	RC
MTR-282	788439.88	3055792.00	2316.58	282.00	220.60	-65.11	RC
MTR-283	788485.63	3055594.75	2264.50	306.00	216.80	-70.16	RC
MTR-284	788462.06	3055715.75	2290.87	238.00	221.40	-64.91	RC
MTR-285	788375.31	3055756.00	2294.04	220.00	217.80	-64.27	RC
MTR-286	788378.06	3055694.50	2287.80	213.00	219.60	-69.19	RC
MTR-287	788605.19	3055814.50	2373.67	234.00	219.40	-59.48	RC
MTR-288	788517.31	3055907.25	2390.89	231.00	224.30	-70.57	RC
MTR-289	788472.44	3055434.00	2223.47	154.00	225.80	-50.23	RC
MTR-290	788439.31	3055469.75	2241.33	140.00	221.20	-64.51	RC
MTR-291	788476.88	3055469.75	2225.06	180.00	222.00	-48.89	RC
MTR-292	788470.94	3055755.50	2304.38	258.00	224.10	-62.21	RC
MTR-293	788495.94	3055386.50	2222.09	132.00	222.50	-50.42	RC
MTR-294	788485.94	3055414.25	2222.67	156.00	224.70	-50.10	RC
MTR-295	788449.94	3055484.00	2235.69	170.00	223.50	-66.21	RC
MTR-296	788475.56	3055689.50	2289.77	206.00	222.20	-64.50	RC
MTR-297	788190.13	3055755.25	2353.60	322.00	222.40	-70.10	RC
MTR-298	788219.56	3055747.25	2344.72	300.00	222.90	-70.08	RC
MTR-299	788230.50	3055796.50	2347.36	330.00	219.60	-65.77	RC
MTR-300	788503.19	3055857.75	2363.17	248.00	217.40	-69.07	RC
MTR-301	788295.31	3055787.25	2329.75	330.00	224.50	-60.19	RC
MTR-302	788474.25	3055865.00	2360.62	330.00	237.70	-70.72	RC
MTR-303	788245.00	3055813.25	2353.84	350.00	225.00	-64.19	RC
MTR-304	788215.25	3055707.00	2344.35	289.00	221.40	-69.21	RC
MTR-305	788338.50	3055871.75	2348.00	308.00	230.00	-63.36	RC
MTR-306	788494.13	3055634.00	2283.44	260.00	228.20	-69.45	RC
MTR-307	788556.00	3055908.00	2397.21	300.00	229.80	-75.62	RC
MTR-308	788489.50	3055416.75	2222.72	144.00	227.50	-48.38	RC
MTR-309	788360.81	3055818.75	2316.22	282.00	223.40	-69.80	RC
MTR-310	788233.19	3055763.50	2340.25	332.00	221.80	-68.83	RC
MTR-311	788436.31	3055471.00	2242.06	150.00	225.40	-48.25	RC
MTR-312	788496.25	3055498.50	2235.51	206.00	223.00	-54.33	RC
MTR-313	788461.94	3055816.50	2335.24	342.00	223.40	-68.97	RC
MTR-314	788481.38	3055805.75	2334.59	337.00	225.60	-63.04	RC
MTR-315	788505.25	3055472.50	2230.62	230.00	227.60	-53.01	RC

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTR-316	788461.25	3055567.00	2247.13	208.00	223.50	-44.71	RC
MTR-317	788523.50	3055986.25	2394.96	300.00	229.60	-71.51	RC
MTR-318	787923.38	3055667.75	2423.75	80.00	221.50	-44.59	RC
MTR-319	788515.69	3055554.75	2258.71	300.00	226.80	-65.06	RC
MTR-320	788510.25	3055579.25	2267.35	322.00	226.80	-65.06	RC
MTR-321	787955.38	3055661.50	2409.87	90.00	228.90	-44.93	RC
MTR-322	788258.56	3055575.00	2298.95	254.00	230.90	-80.81	RC
MTR-323	788467.44	3055646.00	2276.08	302.00	222.60	-64.17	RC
MTR-324	788509.88	3055649.75	2289.01	314.00	223.50	-69.06	RC
MTR-325	788071.19	3055778.50	2394.41	336.00	220.50	-75.69	RC
MTR-326	788142.44	3055775.25	2371.87	300.00	228.70	-71.17	RC
MTR-327	788411.31	3055799.25	2310.24	314.00	223.20	-69.43	RC
MTR-328	788492.94	3055600.00	2268.64	350.00	223.30	-74.93	RC
MTR-329	788083.19	3055755.25	2378.82	330.00	227.60	-79.22	RC
MTR-330	788482.25	3055979.25	2387.37	270.00	224.60	-75.01	RC
MTR-331	788243.31	3055774.25	2340.91	350.00	220.90	-68.90	RC
MTR-332	788353.94	3055741.75	2303.33	330.00	223.10	-68.56	RC
MTR-333	787815.88	3055879.00	2376.84	264.00	225.30	-60.06	RC
MTR-334	788330.13	3055893.25	2360.71	320.00	226.00	-64.72	RC
MTR-335	788190.38	3055789.50	2353.75	330.00	222.90	-60.01	RC
MTR-336	788210.88	3055704.75	2343.85	92.00	225.00	-65.00	RC
MTR-337	788251.56	3055820.75	2354.43	317.00	221.10	-68.48	RC
MTR-338	788213.56	3055705.50	2343.99	300.00	219.40	-64.12	RC
MTR-339	788370.13	3055724.75	2291.77	286.00	226.10	-65.12	RC
MTR-340	788358.00	3055856.75	2332.82	300.00	221.70	-68.51	RC
MTR-341	788503.25	3055502.25	2237.56	233.00	224.60	-65.84	RC
MTR-342	788489.25	3055665.50	2287.67	258.00	226.40	-70.35	RC
MTR-343	788517.75	3055482.25	2236.32	252.00	227.80	-59.70	RC
MTR-344	788381.25	3055839.75	2322.95	302.00	222.60	-67.50	RC
MTR-346	787838.88	3055877.25	2377.68	276.00	270.30	-59.63	RC
MTR-347	788426.69	3055816.25	2321.29	350.00	223.30	-69.35	RC
MTR-348	788537.00	3055500.50	2243.11	270.00	224.70	-58.43	RC
MTR-349	788534.00	3055599.50	2287.01	344.00	222.70	-64.81	RC
MTR-350	788402.63	3055825.25	2320.82	350.00	226.70	-65.93	RC
MTR-351	788488.69	3055839.25	2353.08	350.00	219.90	-69.31	RC
MTR-352	788484.31	3055765.50	2312.42	338.00	224.40	-65.85	RC
MTR-353	788537.56	3055466.25	2241.25	258.00	228.10	-60.22	RC
MTR-354	788262.94	3055793.25	2342.90	350.00	222.30	-70.00	RC
MTR-355	788520.19	3055522.50	2246.92	238.00	224.40	-64.27	RC
MTR-356	788504.81	3055824.50	2347.40	350.00	219.60	-64.88	RC
MTR-357	788482.75	3055727.25	2299.54	304.00	218.70	-70.08	RC
MTR-358	788493.63	3055704.00	2299.69	273.00	222.20	-64.22	RC
MTR-359	788443.88	3055865.00	2350.81	350.00	227.30	-64.62	RC
MTR-360	788425.19	3055989.00	2392.99	231.00	221.40	-70.49	RC
MTR-361	788057.25	3055653.50	2362.62	120.00	222.10	-45.27	RC
MTR-362	788007.69	3055640.25	2393.28	74.00	230.10	-43.89	RC
MTR-363	788418.38	3055627.75	2258.69	264.00	224.00	-64.55	RC
MTR-364	788517.81	3055374.25	2220.62	156.00	224.70	-45.28	RC
MTR-365	788511.25	3055685.00	2302.19	276.00	223.20	-70.27	RC
MTR-366	788526.38	3055665.50	2302.22	306.00	216.80	-73.74	RC
MTR-367	788533.06	3055353.75	2216.71	180.00	221.30	-44.13	RC
MTR-368	788419.94	3055877.25	2350.99	348.00	225.00	-70.92	RC
MTR-369	788535.25	3055571.50	2272.23	346.00	234.10	-69.16	RC
MTR-370	788543.63	3055327.25	2211.32	204.00	223.20	-44.31	RC
MTR-371	788019.06	3055799.25	2388.03	350.00	225.50	-70.05	RC
MTR-372	788398.00	3055855.50	2333.59	294.00	230.40	-69.38	RC
MTR-373	788214.44	3055816.00	2351.91	350.00	223.50	-59.58	RC
MTR-374	788343.56	3055622.00	2286.26	270.00	225.20	-69.99	RC
MTR-375	788289.50	3055605.25	2292.36	220.00	233.00	-75.17	RC
MTR-376	788154.06	3055791.50	2370.26	282.00	224.50	-74.40	RC
MTR-377	788272.13	3055838.00	2351.63	350.00	222.40	-69.57	RC
MTR-378	788372.75	3055864.75	2332.88	272.00	219.20	-74.91	RC
MTR-379	788330.69	3055605.75	2287.62	249.00	226.80	-69.12	RC
MTR-380	788004.25	3055815.50	2378.51	350.00	222.60	-66.09	RC
MTR-381	787971.13	3055816.75	2378.38	350.00	219.20	-64.96	RC
MTR-382	788254.06	3055538.75	2307.56	186.00	223.50	-44.87	RC

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH	AZIMUTH	DIP	DRILL
MTR-383	788507.44	3055438.50	2223.81	223.00	229.40	-59.90	RC
MTR-384	788403.19	3055612.50	2258.54	256.00	218.10	-62.01	RC
MTR-385	787953.63	3055836.00	2378.62	344.00	228.40	-60.27	RC
MTR-386	788516.69	3055620.50	2287.55	264.00	221.40	-75.93	RC
MTR-387	788512.50	3055723.75	2313.76	255.00	220.20	-66.24	RC
MTR-388	788502.38	3055748.75	2313.28	278.00	221.10	-69.12	RC
MTR-389	788386.44	3055528.75	2264.95	180.00	233.10	-69.99	RC
MTR-390	787951.94	3055730.75	2420.70	222.00	228.00	-59.48	RC
MTR-391	788354.69	3055602.00	2282.37	240.00	227.10	-70.31	RC
MTR-392	788542.06	3055931.25	2400.82	350.00	224.90	-69.56	RC
MTR-393	788451.88	3055838.00	2342.21	306.00	221.80	-70.03	RC
MTR-394	788037.81	3055741.75	2390.92	192.00	218.40	-64.27	RC
MTR-395	788527.38	3055703.00	2313.48	277.00	219.30	-69.69	RC
MTR-396	788082.75	3055786.75	2394.55	350.00	224.80	-70.04	RC
MTR-397	788542.81	3055683.00	2314.01	282.00	222.00	-75.24	RC
MTR-398	788524.13	3055839.50	2357.86	330.00	225.60	-69.06	RC
MTR-399	788282.69	3055635.75	2311.82	240.00	232.10	-69.28	RC
MTR-400	788330.88	3055647.75	2295.87	258.00	218.70	-65.17	RC
MTR-401	788279.75	3055526.00	2306.32	200.00	220.60	-43.67	RC
MTR-402	788503.94	3055777.75	2324.04	279.00	230.90	-64.47	RC
MTR-403	788268.69	3055727.75	2333.65	317.00	221.50	-70.25	RC
MTR-404	788292.94	3055857.00	2352.77	220.00	228.00	-69.88	RC
MTR-405	788298.69	3055648.25	2310.74	160.00	224.60	-58.41	RC
MTR-406	788304.63	3055804.00	2327.42	156.00	223.20	-59.61	RC
MTR-407	788230.13	3055830.00	2360.30	350.00	225.00	-65.00	RC
MTR-408	788185.44	3055822.00	2358.15	304.00	224.40	-65.71	RC
MTR-409	788118.94	3055825.00	2392.76	300.00	215.10	-70.01	RC
MTR-410	788147.75	3055821.00	2375.45	300.00	223.20	-69.43	RC
MTR-411	788199.94	3055837.25	2359.35	300.00	224.90	-70.82	RC
MTR-412	788343.81	3055910.00	2366.21	160.00	225.60	-69.34	RC
MTR-413	788361.56	3055928.00	2366.48	150.00	225.90	-69.36	RC
MTR-414	788131.25	3055804.75	2383.88	288.00	224.90	-71.04	RC
MTR-415	788285.31	3055816.50	2337.04	250.00	229.20	-69.18	RC
MTR-416	788168.25	3055835.50	2369.78	282.00	230.20	-69.21	RC
MTR-417	788288.00	3055889.25	2374.40	250.00	222.90	-64.83	RC
MTR-418	788226.81	3055862.50	2374.84	300.00	226.60	-69.30	RC
MTR-419	788397.63	3055890.00	2351.36	200.00	227.10	-69.30	RC
MTR-420	788360.31	3055887.75	2350.95	200.00	221.30	-64.91	RC
MTR-421	788378.75	3055907.75	2357.89	200.00	225.40	-65.71	RC
MTR-422	788253.81	3055857.25	2364.37	330.00	220.90	-66.19	RC
MTR-423	788177.06	3055880.50	2374.14	300.00	226.50	-60.35	RC
MTR-424	788231.69	3055900.75	2382.70	280.00	225.70	-64.84	RC
MTR-425	788269.31	3055871.00	2364.73	300.00	223.20	-64.32	RC
MTR-426	788266.19	3055902.00	2381.73	220.00	227.30	-69.40	RC
MTR-427	788181.69	3055852.25	2364.89	270.00	227.30	-70.39	RC
MTR-428	788268.06	3055941.00	2388.99	200.00	223.80	-64.54	RC
MTR-429	788397.69	3055925.75	2369.58	150.00	221.10	-72.03	RC
MTR-431	788257.38	3055751.75	2334.33	166.00	217.40	-64.35	RC
MTR-432	788397.63	3055678.25	2274.41	160.00	231.00	-59.20	RC
MTR-434	788277.13	3055700.25	2329.36	290.00	225.40	-65.79	RC
MTR-435	788371.31	3055613.75	2274.48	240.00	222.70	-54.92	RC
MTR-436	788370.69	3055613.00	2274.46	229.00	224.10	-68.95	RC
MTR-439	788476.75	3055440.75	2223.82	160.00	225.60	-60.70	RC
MTR-440	788378.38	3055586.75	2264.43	196.00	219.70	-62.91	RC
MTR-441	788417.50	3055587.25	2246.67	120.00	226.10	-51.04	RC
MTR-442	788417.50	3055555.00	2246.48	210.00	224.80	-61.29	RC
MTR-443	788334.88	3055549.50	2281.80	200.00	224.90	-69.57	RC
MTR-444	788373.69	3055548.50	2262.09	190.00	229.60	-65.18	RC
MTR-445	788663.31	3055308.25	2223.72	258.00	219.80	-69.93	RC
WEX- 05	788490.25	3055418.50	2223.55	120.00	0.00	-90.00	RC
WEX- 08	788409.00	3055727.25	2287.03	96.00	0.00	-90.00	RC
Total 587				129887.32

APPENDIX 2

SEMIVARIOGRAMS FOR GOLD AND SILVER

FOR

CARMEN STRUCTURE

COB STRUCTURE

AND WASTE

C0 = .500
C1 = .200
C2 = .100
A1 = 8.0
A2 = 150.0
Number of Pairs
Gamma (h) /Mean Squared
1.00
.80
.60
.40
.20
.00
.0
48.0
96.0
144.0
192.0
240.0
LAG h (metres)

CARMEN STRUCTURE AU - AZ 310 DIP 0

C0 = .500
C1 = .200
C2 = .100
A1 = 10.0
A2 = 100.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
48.0
96.0
144.0
192.0
240.0
LAG h (metres)

CARMEN STRUCTURE AU - AZ 40 DIP -75

C0 = .500
C1 = .200
C2 = .100
A1 = 10.0
A2 = 50.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
48.0
96.0
144.0
192.0
240.0
LAG h (metres)

CARMEN STRUCTURE AU - AZ 220 DIP -15

C0 = .400
C1 = .320
C2 = .120
A1 = 12.0
A2 = 100.0

Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

COB STRUCTURE AU - AZ 340 DIP 0

C0 = .400
C1 = .320
C2 = .120
A1 = 18.0
A2 = 30.0
Number of Pairs
111 475 1640 1883 2426 2322 2044 1827 1420 1192 1004 921 792 706 607 272
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

COB STRUCTURE AU - AZ 70 DIP -80

C0 = .400
C1 = .320
C2 = .120
A1 = 8.0
A2 = 20.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

COB STRUCTURE AU - AZ 250 DIP -10

C0 = .200
C1 = .320
C2 = .140
A1 = 12.0
A2 = 120.0
Number of Pairs
Gamma (h) /Mean Squared
1.00
.80
.60
.40
.20
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

WASTE AU – AZ 310 DIP 0

C0 = .200

C1 = .320

C2 = .140

A1 = 30.0

A2 = 150.0

Number of Pairs
54542
181162
150429
85420
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

WASTE AU - AZ 40 DIP -75

C0 = .200
C1 = .320
C2 = .140
A1 = 30.0
A2 = 80.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

WASTE AU - AZ 220 DIP -15

APPENDIX 3

LISTING OF DRILL HOLES FROM VETA MINITAS DEPOSIT

THOSE USED IN ESTIMATE HIGHLIGHTED IN BLUE

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH	TYPE
LMC- 01	787954.02	3055343.54	2412.95	259.45	DD
LMC- 02	787977.30	3055329.24	2428.40	243.45	DD
LMC- 03	787930.83	3055286.37	2429.01	351.25	DD
LMC- 04	787967.19	3055285.49	2445.06	226.00	DD
LMC- 05	787900.49	3055245.38	2424.20	351.05	DD
LMC- 06	788008.21	3055300.31	2447.19	320.55	DD
LMC- 07	787888.83	3055256.32	2414.32	451.10	DD
LMC- 08	787843.16	3055297.99	2379.77	484.63	DD
LMR- 02	787933.09	3055419.89	2384.43	104.00	RC
LMR- 03	787845.04	3055404.98	2363.76	104.00	RC
LMR- 04	787923.10	3055443.44	2380.62	110.00	RC
LMR- 05	787957.46	3055408.33	2397.54	134.00	RC
LMR- 06	787961.60	3055453.47	2400.06	126.00	RC
LMR- 07	787932.79	3055454.29	2385.70	132.00	RC
LMR- 10	787973.07	3055435.42	2403.56	217.00	RC
LMR- 11	787950.02	3055401.91	2396.73	142.00	RC
LMR- 12	787983.85	3055405.79	2407.93	106.00	RC
LMR- 13	787973.81	3055393.40	2407.52	180.00	RC
LMR- 14	787983.89	3055406.53	2407.81	210.00	RC
LMR- 15	787957.27	3055346.20	2411.76	150.00	RC
LMR- 16	787971.78	3055323.57	2428.87	132.00	RC
LMR- 17	787983.13	3055337.81	2427.77	130.00	RC
LMR- 18	787958.75	3055308.87	2433.16	172.00	RC
LMR- 19	787968.67	3055358.19	2413.83	136.00	RC
LMR- 20	787945.44	3055334.68	2413.19	184.00	RC
LMR- 21	787981.23	3055371.75	2414.80	118.00	RC
LMR- 22	787995.96	3055417.82	2412.08	208.00	RC
LMR- 23	787937.74	3055391.79	2393.09	112.00	RC
LMR- 24	787926.67	3055382.17	2393.21	112.00	RC
LMR- 25	787911.06	3055404.29	2385.71	82.00	RC
LMR- 26	787954.10	3055404.13	2397.11	156.00	RC
LMR- 27	787948.80	3055416.66	2391.65	150.00	RC
LMR- 28	788000.04	3055353.56	2427.20	300.00	RC
LMR- 29	787995.38	3055388.91	2416.01	250.00	RC
LMR- 30	787947.23	3055298.18	2431.92	300.00	RC
LMR- 31	787935.13	3055324.89	2413.17	350.00	RC
LMR- 32	787920.93	3055378.31	2391.29	250.00	RC
LMR- 33	787989.71	3055304.90	2442.58	72.00	RC
LMR- 34	787899.62	3055392.21	2382.64	150.00	RC
LMR- 35	787923.79	3055311.65	2413.54	350.00	RC
LMR- 36	787883.97	3055374.10	2379.48	156.00	RC
LMR- 37	787932.54	3055349.36	2404.15	250.00	RC
LMR- 38	787990.86	3055305.05	2442.36	300.00	RC
LMR- 39	787899.64	3055354.95	2389.18	250.00	RC
LMR- 40	787860.28	3055390.32	2369.20	78.00	RC

HOLE	EASTING	NORTHING	ELEVATION	HLENGTH	TYPE
LMR- 41	788028.23	3055420.65	2425.52	250.00	RC
LMR- 42	788020.98	3055339.05	2433.78	300.00	RC
LMR- 43	787918.63	3055331.12	2404.88	300.00	RC
LMR- 44	787881.96	3055409.25	2373.13	150.00	RC
LMR- 45	787860.77	3055391.57	2369.45	150.00	RC
LMR- 46	787967.42	3055284.48	2444.99	300.00	RC
LMR- 47	787934.35	3055284.31	2431.32	350.00	RC
LMR- 48	788011.66	3055299.45	2447.17	250.00	RC
LMR- 49	787929.82	3055280.90	2429.03	348.00	RC
LMR- 50	787922.11	3055306.64	2414.96	313.00	RC
LMR- 51	788011.69	3055296.99	2447.34	170.00	RC
LMR- 52	787867.72	3055317.15	2387.01	200.00	RC
LMR- 53	787966.17	3055284.22	2445.37	200.00	RC
LMR- 54	787898.22	3055242.92	2424.39	350.00	RC
LMR- 55	787841.41	3055286.94	2381.75	306.00	RC
LMR- 56	787916.33	3055302.36	2413.03	302.00	RC
MTR-345	788207.61	3055497.45	2338.27	250.00	RC
MTR-437	788126.78	3055548.02	2363.69	267.00	RC
MTR-438	788163.09	3055519.45	2346.31	250.00	RC